Exhibit 99.1

News Release

May 5, 2016

TELUS reports results for first quarter 2016

Consolidated operating revenue up 2.6 per cent, EBITDA up 3.1 per cent

Continued leadership in customer experience, with wireless postpaid churn of 0.97 per cent

Company confirms industry-leading 2016 financial growth targets

Quarterly dividend increased 10 per cent to 46 cents per share

Extending dividend growth program targeting 7 to 10 per cent annual growth for 2017 through 2019

Announces up to $250 million annual share purchase program targeted for 2017 through 2019

TELUS strikes deal to expand wireless customer base in Manitoba

Baring Private Equity Asia to acquire 35 per cent stake in TELUS International

Agreement with Baring Private Equity Asia values TELUS International at an enterprise value of $1.2 billion

TELUS to receive proceeds from TELUS International of approximately $600 million; proceeds support continued expansion of its broadband networks in Canada

Vancouver, B.C. — TELUS Corporation’s consolidated operating revenue grew 2.6 per cent to $3.1 billion in the first quarter of 2016 from a year earlier, driven by continued data revenue growth in both wireless and wireline operations. Wireline data revenue increased 10 per cent leading to 3.7 per cent growth in external wireline revenue. Wireless data revenue increased 8.3 per cent from a year ago, leading to overall wireless network revenue growth of 2.5 per cent. Earnings before interest, income taxes, depreciation and amortization (EBITDA)1 was impacted by a $31 million increase in restructuring and other costs. When excluding restructuring and other costs from both periods, EBITDA was up 3.1 per cent to $1.2 billion, reflecting growth in TELUS’ wireless and wireline operations and operational efficiencies. EBITDA including restructuring and other costs increased by 0.4 per cent from a year ago.

“Our revenue and EBITDA growth in the first quarter reflect the quality and resiliency of our operations despite ongoing economic challenges, most notably in Alberta. We continued to deliver on core elements of our consistent and winning strategy, including sustaining our leadership in customer loyalty, wireline EBITDA growth and wireless postpaid churn of 0.97 per cent,” said Darren Entwistle, President and CEO.

“The extension of our multi-year dividend growth program through 2019 reflects the Company’s confidence in future market opportunities stemming from our enduring growth strategy. Building on the consistency of previous multi-year dividend growth initiatives, our new program will target between seven and 10 per cent annual dividend growth from 2017 through to 2019, and will continue to be complemented by our synergistic discretionary share purchase program of up to $250 million per year over the next three years. We have established the balance sheet and operational performance to launch and complete these shareholder-friendly programs and are proud of our track record. Between 2004 and April 2016 TELUS has returned $13 billion to shareholders, including $7.9 billion in dividends and $5.1 billion in share buybacks, representing nearly $22 per share,” Mr. Entwistle added.

Mr. Entwistle also commented, “Today, we are announcing the next step in our company’s growth journey by way of an agreement with Baring Private Equity Asia, which will acquire a long-term, 35 per cent stake in TELUS International. This partnership will integrate TELUS International’s world class customer service and team engagement with Baring Private Equity Asia’s extensive Asian markets presence and worldwide experience to tap into new growth opportunities for TELUS International’s global business process outsourcing, IT and customer service operations. Importantly, the proceeds of approximately $600 million will further enhance TELUS’ already strong balance sheet and contribute to our long-standing strategy of advancing our broadband wireline and wireless networks to support Canada’s digital economy for generations to come.”

John Gossling, TELUS Executive Vice-President and CFO said, “Our results for the first quarter reflect strong execution by the TELUS team and ongoing benefits from our operational efficiency initiatives. Against the backdrop of a highly competitive marketplace, we continue to deliver on our balanced capital allocation strategy that not only supports our long-term growth objectives, but also allows us to consistently return capital to shareholders.”

Net income and basic earnings per share (EPS) were affected by higher restructuring and other costs; an increase in depreciation and amortization expense reflecting, in part, TELUS’ higher asset base from ongoing investments in its fibre optic and 4G LTE networks; and higher financing costs. Adjusted net income3, excluding the effects of restructuring and other costs, decreased 3.0 per cent to $414 million, while adjusted EPS3 of $0.70 was unchanged from the prior year. On a reported basis, net income decreased 9.1 per cent to $378 million, while basic earnings per share (EPS) decreased 6.8 per cent to $0.64.

CONSOLIDATED FINANCIAL HIGHLIGHTS

C$ and in millions, except per share amounts	Three months ended March 31		Per cent
(unaudited)	2016	2015	change
Operating revenues	3,108	3,028	2.6
Operating expenses before depreciation and amortization	1,968	1,893	4.0
EBITDA(1)	1,140	1,135	0.4
EBITDA excluding restructuring and other costs(1)(2)	1,188	1,152	3.1
Net income	378	415	(9.1)
Adjusted net income(3)	414	427	(3.0)
Basic earnings per share (EPS)	0.64	0.68	(6.8)
Adjusted basic EPS(3)	0.70	0.70	—
Capital expenditures	618	635	(2.7)
Free cash flow(4)	108	271	(60.1)
Total subscriber connections(5)	12.443	12.260	1.5

(1)             EBITDA does not have any standardized meaning prescribed by IFRS-IASB. TELUS issues guidance on and reports EBITDA because it is a key measure used to evaluate performance at a consolidated and segmented level. For further definition and explanation, see Section 11.1 in the accompanying 2016 first quarter Management’s discussion and analysis.

(2)             For the first quarter of 2016 and 2015, restructuring and other costs were $48 million and $17 million, respectively.

(3)             Adjusted net income and Adjusted basic EPS do not have any standardized meaning prescribed by IFRS-IASB. These terms are defined in this news release as excluding (after income taxes), restructuring and other costs. For further analysis of Adjusted basic EPS see Section 1.3 in the accompanying 2016 first quarter Management’s discussion and analysis.

(4)             Free cash flow does not have any standardized meaning prescribed by IFRS-IASB. For definition and explanation, see Section 11.1 in the accompanying 2016 first quarter Management’s discussion and analysis.

(5)             The sum of active wireless subscribers, residential network access lines (NALs), high-speed Internet access subscribers and TELUS TV subscribers (Optik TV™ and TELUS Satellite TV® subscribers) measured at the end of the respective periods based on information in billing and other systems.  Our January 1, 2015 opening reported subscriber balance has been retrospectively adjusted to exclude 1,613,000 business NALs due to its diminishing relevance as a key performance indicator. Subsequent to a review of our subscriber base, TELUS’ Q1 2016 beginning of period postpaid wireless subscriber base was reduced by 45,000 and its Q1 2016 beginning of period high-speed Internet subscriber base was increased by 21,000.

In wireless, data revenue was driven by subscriber growth, a larger proportion of higher-rate two-year plans in the revenue mix, a more favourable postpaid subscriber mix, and increased data usage, partially offset by the effects of an economic slowdown, particularly in Alberta. Wireline data revenue growth was generated by growth in TELUS International’s business process outsourcing services, an increase in Internet and enhanced data service revenue from continued high-speed Internet subscriber growth and higher revenue per customer, continued TELUS TV subscriber growth and higher TELUS Health revenues.

In the first quarter of 2016, TELUS attracted 31,000 net wireless postpaid, high-speed Internet and TV customers. This included 12,000 high-speed Internet subscribers, 11,000 TELUS TV customers and 8,000 wireless postpaid customers. These gains were partially offset by the ongoing loss of traditional telephone network access lines and a decline in wireless prepaid customers. TELUS’ total wireless subscriber base is up 1.2 per cent from a year ago to 8.4 million, high-speed Internet connections have increased 6.7 per cent to 1.6 million, and TELUS TV subscribers are higher by 8.4 per cent to just over 1 million.

In the quarter, TELUS continued to deliver leading wireless customer churn on a national basis with a monthly postpaid churn rate of 0.97 per cent. This is the tenth quarter in the past 11 that TELUS’ postpaid churn rate was below 1 per cent, despite increasing competitive pressures due to the simultaneous expiration of two-year and three-year contracts commencing in June 2015. Blended churn of 1.26 per cent in the first quarter of 2016 is TELUS’ lowest first quarter churn rate since becoming a national carrier 16 years ago. This further exemplifies the success of TELUS’ differentiated customers first culture and its ongoing focus on delivering outstanding customer service, coupled with attractive new products and services.

Free cash flow4 of $108 million in the first quarter was lower by $163 million from a year ago, primarily due to higher income tax payments, mainly reflecting a higher final income tax payment for the 2015 income tax year, an increase in interest paid, and higher restructuring disbursements partially offset by lower share-based compensation payments.

In the first quarter of 2016, TELUS returned $313 million to shareholders including $263 million in dividends paid and $50 million in share purchases under its 2016 normal course issuer bid (NCIB) program. Through the end of April, TELUS has returned $574 million to shareholders, including $524 million in dividends paid and the purchase of 1.3 million shares for $50 million.

Dividend Declaration - increased to 46 cents per quarter

The TELUS Board of Directors has declared a quarterly dividend of 46 cents ($0.46) Canadian per share on the issued and outstanding Common Shares of the Company payable on July 4, 2016 to holders of record at the close of business on June 10, 2016.

This second quarter dividend represents a four cent increase from the $0.42 quarterly dividend paid on July 2, 2015 and is the eleventh dividend increase since TELUS announced its original multi-year dividend growth program in May 2011. Over this period, TELUS’ dividend is higher by 75 per cent.

TELUS announces intention to extend multi-year dividend growth and share purchase programs

TELUS announced its intention to target ongoing semi-annual dividend increases, with the annual increase in the range of seven to 10 per cent from 2017 through to the end of 2019. This announcement further extends TELUS’ multi-year dividend growth program originally announced in May 2011 and initially extended in May 2013 and provides investors with ongoing clarity with respect to TELUS’ dividend growth model.

Notwithstanding this target, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial situation and outlook on a quarterly basis. Our long-term dividend payout ratio guideline is 65 to 75 per cent of prospective net earnings. There can be no assurance that we will maintain a dividend growth program through 2019.

TELUS also announced its intention to renew its normal course issuer bid (NCIB) program in each year of the next three years in order to permit purchases for up to $250 million in each such calendar year. This announcement extends TELUS’ share purchase program originally announced in May 2013. There can be no assurance that TELUS will complete its 2016 NCIB or that it will renew and complete its NCIB program in each of the next three years as these decisions depend on the assessment and determination of TELUS’ Board of Directors from time to time on the basis of TELUS’ financial position and outlook.

TELUS to expand wireless customer base in Manitoba

TELUS has reached an agreement in principle with Bell Canada Enterprises (BCE) that will see approximately one-third of Manitoba Telecom Services (MTS) postpaid wireless customers become TELUS customers once the purchase of MTS by BCE concludes. As part of the agreement, Bell will also assign one-third of MTS’ dealer locations in Manitoba to TELUS. Thanks to the skill and passion of our team members, TELUS has earned one of the world’s best levels of customer loyalty. TELUS intends to bring the same outstanding customer service it offers across Canada to the benefit of clients in Manitoba. The agreement is subject to approval from the Competition Bureau and other conditions.

TELUS announces Baring Private Equity Asia to acquire 35 per cent stake in TELUS International; agreement with Baring Private Equity Asia values TELUS International at $1.2 billion

TELUS has entered into an agreement with Baring Private Equity Asia, an Asian-based investment firm which advises funds that manage over $13 billion (U.S.$10 billion) in assets, for it to acquire a 35 per cent non-controlling interest in TELUS International (TI), a global provider of customer service, IT and business process outsourcing services. The agreement values TI at $1.2 billion. Through this collaboration, TI is well positioned to leverage Baring Private Equity Asia’s deep Asian markets presence and worldwide experience, and tap into its global network in order to further expand TI’s operations. In addition, this transaction will allow TELUS to direct substantial capital to investments throughout Canada, including the expansion of its fibre-optic network to more communities, its advanced wireless network and the support of healthcare. TELUS will retain majority ownership and control of TI and does not expect significant changes in the support it provides to TI, including services such as facilities, network, IT, branding and media support. In connection with the transaction, TELUS has also arranged an incremental $425 million in bank financing, which is secured by assets of TI and its subsidiaries, expires in 2021 and is non-recourse to TELUS Corporation. Through this transaction and the incremental debt within TI, TELUS will receive proceeds of approximately $600 million. The agreement is subject to customary closing conditions.

This news release contains statements about financial and operating performance of TELUS (the Company) and future events, including with respect to future dividend increases and normal course issuer bids through 2019, the 2016 annual targets and guidance, the proposed purchase of MTS by BCE and the transfer of a certain portion of MTS’ postpaid wireless subscribers and retail locations to TELUS (the “Transaction”) and the agreement between TELUS International and Baring Private Equity Asia (the “TI-Baring Transaction”) that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There can be no assurance that the conditions to closing of the MTS-BCE transaction will be satisfied, including, without limitation, the relevant regulatory approvals or that the conditions to closing of the Transaction will be satisfied or that the associated benefits for TELUS shareholders and customers of the Transaction will be realized or that the Transaction will occur on the terms contemplated in this news release. Furthermore, there can be no assurance that the conditions to closing of the TI-Baring Transaction will be satisfied, that the associated benefits of the transaction for TELUS shareholders and customers will be realized or that growth plans for TELUS International will be realized. There is significant risk that the forward-looking statements will not prove to be accurate. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those expressed in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for the 2016 annual targets and guidance, semi-annual dividend increases through 2019 and our ability to sustain and complete our multi-year share purchase program through 2019), qualifications and risk factors referred to in the accompanying first quarter Management’s discussion and analysis and in the 2015 annual report, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance.

First Quarter 2016 Operating Highlights

TELUS wireless

•                  Wireless network revenues increased by $38 million or 2.5 per cent to $1.6 billion in the first quarter of 2016, when compared to the same period a year ago. This growth was driven by an 8.3 per cent increase in data revenue due to subscriber growth, a larger proportion of higher-rate two-year plans in the revenue mix, a more favourable postpaid subscriber mix, and higher data usage, partially offset by the effects of the economic slowdown, particularly in Alberta, and ongoing decline in voice revenue from increased adoption of unlimited nationwide voice plans.

•                  Blended ARPU increased by 1.2 per cent to $63.08, TELUS’ twenty-second consecutive quarter of year-over-year growth.

•                  Monthly postpaid subscriber churn of 0.97 per cent increased 6 basis points year-over-year. The increase reflects increased competitive intensity resulting from two-year and three-year customer contracts expiring simultaneously starting in June 2015, as well as the effects of the economic slowdown, particularly in Alberta. Blended monthly churn improved two basis points to 1.26 per cent reflecting an increasing proportion of postpaid subscribers in the subscriber base and TELUS’ continued focus on customers first initiatives and retention programs.

•                  Postpaid net additions of 8,000 were lower year over year by 29,000 due to lower gross additions resulting primarily from the economic slowdown, particularly in Alberta, moderating growth in postpaid market penetration, higher competitive intensity, the effect of higher handset and rate plan prices on customer demand and higher churn. Total wireless net losses were 25,000 compared to net additions of 8,000 a year ago reflecting lower postpaid net additions and higher prepaid losses of 33,000

•                  Wireless EBITDA excluding restructuring and other costs increased by $15 million or 2.0 per cent over last year to $765 million as network revenue growth and operational efficiency initiatives were partially offset by higher retention costs and increased external labour and distribution channel expenses. Retention costs as a percentage of network revenue were 13.5 per cent, reflecting a $26 million increase over the same period a year ago, as higher subsidy costs reflecting the continued customer preference for more expensive smartphone devices were partly offset by lower retention volumes.

•                  Wireless EBITDA excluding restructuring and other costs less capital expenditures increased year over year by $83 million to $585 million due to higher EBITDA and lower capital expenditures.

TELUS wireline

•                  External wireline revenues increased by $50 million or 3.7 per cent to $1.4 billion in the first quarter of 2016, when compared with the same period a year ago. This growth was generated primarily by higher data service and equipment revenue.

•                  Data service and equipment revenues increased by $90 million or 10 per cent, due to growth in business process outsourcing services, higher Internet and enhanced data revenues from continued high-speed Internet subscriber growth and higher revenue per customer, higher TELUS TV revenues from continued subscriber growth, and increased TELUS Health revenues.

•                  High-speed Internet net additions of 12,000 were down 11,000 from the same quarter a year ago, reflecting increased competitive intensity leading to a higher customer churn rate and lower gross loading in the quarter, and the impact of the economic slowdown on the business market, partly offset by the ongoing expansion of TELUS’ high-speed broadband footprint in urban and rural communities, including fibre to the premises, and the pull-through effect of bundling with Optik TV.

•                  Total TV net additions of 11,000 were lower by 10,000 over the same quarter a year ago, reflecting a higher customer churn rate, lower gross loading and a decline in satellite subscribers as the effects of slower subscriber growth for paid TV services and increased competitive intensity, including OTT services, were partly offset by ongoing expansion of TELUS’ addressable high-speed broadband footprint and increasing broadband speeds.

•                  Residential network access lines (NALs) declined by 26,000 in the quarter compared to a loss of 20,000 in the same quarter a year ago. Residential NAL losses continue to reflect the ongoing trend of wireless and Internet substitution, partly offset by the success of TELUS’ bundling strategy.

•                  Wireline EBITDA excluding restructuring and other costs of $423 million increased by $21 million or 5.1 per cent year-over-year. The improvement reflects growth in operating revenues, improving margins in data services, including Internet, business process outsourcing services, TELUS TV, and TELUS Health, as well as ongoing operating efficiency initiatives.

•                  Wireline EBITDA excluding restructuring and other costs less capital expenditures decreased by $30 million to $(15) million as higher EBITDA excluding restructuring and other costs was more than offset by higher capital expenditures that support TELUS’ long-term growth. Capital expenditures increased over the same period last year due to continued strategic investments in broadband network infrastructure, including connecting more homes and businesses directly to TELUS’ fibre optic network and investments in system and network resiliency and reliability.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members by:

•                  Paying, collecting and remitting a total of $689 million in taxes during the first quarter of 2016 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2000, the Company has remitted more than $19 billion in these taxes.

•                  Disbursing spectrum renewal fees of $53 million to Innovation, Science and Economic Development Canada (formerly Industry Canada) during the first quarter of 2016. Since 2002, TELUS’ total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totaled over $23 billion.

•                  Investing $618 million in capital expenditures primarily in communities across Canada in the first quarter of 2016 and more than $29 billion since 2000.

•                  Spending $1.8 billion in total operating expenses in the first quarter of 2016, including goods and service purchased of $1.2 billion. Since 2000, TELUS has spent $93 billion and $61 billion respectively in these areas.

•                  Generating a total team member payroll of $706 million in the first quarter of 2016, including payroll taxes of $58 million. Since 2000, total team member payroll totals $37 billion.

•                  Paying $263 million in dividends in the first quarter of 2016 to individual shareholders, mutual fund owners, pensioners and institutional investors, and purchasing 1.3 million shares for $50 million on behalf of shareholders under TELUS’ multi-year share purchase program.

•                  Returning $13 billion to shareholders through TELUS’ dividend and share purchase programs from 2004 to the end of April 2016, including $7.9 billion in dividends and $5.1 billion in share buybacks, representing nearly $22 per share.

About TELUS

TELUS (TSX: T, NYSE: TU) is Canada’s fastest-growing national telecommunications company, with $12.6 billion of annual revenue and 12.4 million subscriber connections, including 8.4 million wireless subscribers, 1.4 million residential network access lines, 1.6 million high-speed Internet subscribers and 1.0 million TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video, and is Canada’s largest healthcare IT provider.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed $440 million to charitable and not-for-profit organizations and volunteered more than 6.8 million hours of service to local communities since 2000. Created in 2005 by President and CEO Darren Entwistle, TELUS’ 11 Canadian community boards and 4 International boards have led the Company’s support of grassroots charities and have contributed more than $54 million in support of over 4,900 local charitable projects, enriching the lives of more than 2 million children and youth, annually. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

Media relations: Shawn Hall (604) 619-7913 shawn.hall@telus.com	Investor relations: Paul Carpino (647) 837-8100 ir@telus.com

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information, and our full 2015 annual report at telus.com/investors.

TELUS’ first quarter 2016 conference call is scheduled for May 5, 2016 at 3:00pm ET (12:00pm PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. A telephone playback will be available on May 5 until June 15, 2016 at 1-855-201-2300. Please use reference number 1196520# and access code 77377#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

TELUS CORPORATION

Management’s discussion and analysis

2016 Q1

Caution regarding forward-looking statements

This document contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and where the context of the narrative permits or requires, its subsidiaries. Forward-looking statements include statements relating to annual targets, outlook, updates, our multi-year dividend growth program, our multi-year share purchase program, and trends. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, predict, could, expect, intend, may, plan, seek, should, strive and will. By their nature, forward-looking statements do not refer to historical facts, are subject to inherent risks and require us to make assumptions. There is significant risk that forward-looking statements will not prove to be accurate. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements. An update to our assumptions for 2016 is presented in Section 9 Update to assumptions in this Management’s discussion and analysis (MD&A).

Factors that could cause actual performance to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•                  Competition including: continued intense rivalry across all services among wireless and wireline telecommunications companies, cable-TV providers, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on average revenue per subscriber unit per month (ARPU) and churn for all services; mergers and acquisitions of industry competitors, including the integration of cable-TV and wireless companies; the potential entry of new competitors; competition from global players for international roaming services; our ability to continue to retain customers through an enhanced customer service experience; pressures on wireless ARPU and churn from market conditions and government actions, customer usage patterns, flat-rate pricing trends for voice and data, inclusive long distance plans for voice, moderating growth in postpaid market penetration and increasing availability of Wi-Fi networks for data; pressures on high-speed Internet and TV ARPU and churn resulting from market conditions, government actions and customer usage patterns; residential network access line (NAL) losses; subscriber additions and retention volumes, and associated costs for wireless, TV and high-speed Internet services; competition for wireless spectrum; and our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services from impacts of OTT applications and wireless substitution, and overall slower subscriber growth in the wireline segment; the increasing number of households that have only wireless and/or Internet-based telephone services; continuation of wireless voice ARPU declines as a result of, among other factors, substitution to messaging and OTT applications; substitution to increasingly available Wi-Fi services from wireless services; and OTT Internet protocol (IP) services that may displace TV and entertainment services, and impact revenue.

•                  Technology including: subscriber demand for data that challenges wireless networks and spectrum capacity levels; our reliance on legacy systems and information technology; technology options, evolution paths and roll-out plans for wireline and wireless networks (including broadband initiatives, such as fibre-to-the-premises (FTTP) and wireless small-cell deployment); our reliance on wireless network access agreements; choice of suppliers and those suppliers’ ability to maintain and service their product lines; supplier concentration and market power for network equipment, TELUS TV® and wireless handsets; the performance of long-term evolution (LTE) wireless technology; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireless networks and success of new products, new services and supporting systems, including the Internet of Things (IoT) services for Internet-connected devices; deployment and operation of new wireline broadband networks at a reasonable cost and availability, and success of new products and services to be rolled out on such networks; availability of resources and ability to build out adequate broadband capacity; network reliability and change management; timing of decommissioning of certain legacy wireline networks, systems and services to reduce operating costs; timing of decommissioning of CDMA and iDEN wireless networks to redeploy spectrum and reduce operating costs, and the associated subscriber migration costs and customer retention risks; and success of upgrades and evolution of TELUS TV technology, which depend on third-party suppliers.

•                  Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic developments outside of Canada; future interest rates; inflation; unemployment levels; effects of low oil prices; effects of low business spend (reducing investments and cost structure); pension investment returns, funding and discount rates; and Canadian: U.S. dollar exchange rates.

•                  Capital expenditure levels and potential outlays for spectrum licences in spectrum auctions or from third parties, due to: our ongoing deployment of wireless LTE and future technologies; utilizing newly acquired spectrum; our wireline broadband initiatives, including connecting more homes and businesses directly to fibre; investments in network resiliency and reliability; subscriber demand for data; evolving systems and business processes; implementing efficiency initiatives; supporting large complex deals; and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada. Our capital expenditure levels could be impacted by the achievement of our targeted operational and financial results.

•                  Regulatory decisions and developments including: potential of government intervention to further increase wireless competition; the Canadian Radio-television and Telecommunications Commission (CRTC) wireless wholesale services review, in which it was determined that the CRTC will regulate wholesale GSM-based domestic roaming rates and the setting of such rates; future spectrum auctions (including limitations on established wireless providers, spectrum set-aside that favours certain carriers and other advantages provided to new and foreign participants, and the amount and cost of spectrum acquired); restrictions on the purchase, sale and transfer of spectrum licences; the undetermined long-term impact of the CRTC’s wireline wholesale services review, which concluded that wholesale competitors shall receive regulated access to FTTP facilities owned by incumbent Internet service providers; increased subsidy requirements for telecommunications facilities in Yukon, Nunavut and the Northwest Territories, and possible changes to the scope and nature of basic service obligations, including possible regulation on the quality, availability and affordability of residential Internet service; the CRTC’s new code of conduct for TV services; vertical integration by competitors moving into broadcast content ownership, and timely and effective enforcement of related regulatory safeguards; ongoing monitoring and compliance with restrictions on non-Canadian ownership of TELUS Common Shares; modification, interpretation and application of tower sharing and roaming rules; and the non-harmonization of provincial consumer protection legislation, particularly in light of the CRTC’s mandatory national Wireless Code (the Code) in effect since December 2, 2013, and pressures on retention costs and other operational challenges resulting from the retroactive application of the Code, which led to two-year and three-year customer contracts ending coterminously starting in June 2015.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Initiatives include: our earnings enhancement program to drive improvements in earnings before interest, income taxes, depreciation and amortization (EBITDA), including the reduction of approximately 1,500 full-time equivalent (FTE) positions announced in November 2015; business integrations; business process outsourcing; offshoring and reorganizations, including any FTE employee reduction programs; procurement initiatives; and real estate rationalization. Additional cost reduction initiatives may be needed if we do not achieve our targeted operational and financial results.

•                  Financing and debt requirements including our ability to carry out financing activities and our ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent.

•                  Ability to sustain our dividend growth program per annum through 2019 and our ability to sustain and complete our multi-year share purchase program through 2019. These programs may be affected by factors such as regulatory decisions and developments, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, and the competitive environment and economic performance in Canada. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors (Board), based on the Company’s financial position and outlook. The share purchase program may be affected by a change in our intention to purchase shares, and the assessment and determination of our Board from time to time. Consequently, there can be no assurance that these programs will be maintained through 2019.

•                  Process risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations; implementation of complex large enterprise deals that may be adversely impacted by available resources, system limitations and degree of co-operation from other service providers; our ability to successfully manage operations in foreign jurisdictions; information security and privacy breaches, including data loss or theft of data; intentional threats to our infrastructure and business operations; and real estate joint venture re-development risks.

•                  Litigation and legal matters including: our ability to defend successfully against investigations, regulatory proceedings, claims and lawsuits, including intellectual property infringement claims and class actions pending against us, as well as possible proceedings, intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability; and the complexity of legal compliance in domestic and foreign jurisdictions.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry; the future outcome of collective bargaining for an agreement with the Telecommunications Workers Union (TWU), United Steel Workers Local Union 1944, which expired at the end of 2015; and the level of employee engagement.

•                  Tax matters including: complex tax laws that may be subject to interpretation by the tax authorities that may differ from our interpretations; changes in tax laws, including tax rates; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and international tax complexity and compliance.

•                  Business continuity events including: our ability to maintain customer service and operate our networks in the event of human error or human-caused threats, such as electronic attacks and equipment failures that could cause various degrees of network outages; supply chain disruptions; natural disaster threats; epidemics; pandemics; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•                  Partnerships, acquisitions or divestitures including: our ability to successfully integrate acquisitions, complete divestitures or establish partnerships in a timely manner, and realize expected strategic benefits.

•                  Health, safety and environmental developments and other risk factors discussed herein and listed from time to time in our reports and public disclosure documents, including our annual report, annual information form, and other filings with securities commissions or similar regulatory authorities in Canada (on SEDAR at sedar.com) and in our filings with the Securities and Exchange Commission (SEC) in the United States, including Form 40-F (on EDGAR at sec.gov). Section 10: Risks and risk management in our 2015 annual MD&A and this MD&A are incorporated by reference in this cautionary statement.

Management’s discussion and analysis

May 5, 2016

Contents

Section	Description
1. Introduction	1.1 Preparation of the MD&A 1.2 The environment in which we operate 1.3 Consolidated highlights
2. Core business and strategy
3. Corporate priorities for 2016
4. Capabilities	4.1 Principal markets addressed and competition 4.2 Operational resources 4.3 Liquidity and capital resources 4.4 Changes in internal control over financial reporting
5. Discussion of operations	5.1 General 5.2 Summary of consolidated quarterly results and trends 5.3 Consolidated operations 5.4 Wireless segment 5.5 Wireline segment
6. Changes in financial position
7. Liquidity and capital resources

7.1 Overview
7.2 Cash provided by operating activities
7.3 Cash used by investing activities
7.4 Cash provided by financing activities
7.5 Liquidity and capital resource measures
7.6 Credit facilities
7.7 Sale of trade receivables
7.8 Credit ratings
7.9 Financial instruments, commitments and contingent liabilities
7.10 Outstanding share information
7.11 Transactions between related parties

8. Accounting matters	8.1 Critical accounting estimates 8.2 Accounting policy developments
9. Update to assumptions
10. Risks and risk management	10.1 Regulatory matters
11. Definitions and reconciliations	11.1 Non-GAAP and other financial measures 11.2 Operating indicators

1.              Introduction

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of this Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections are a discussion of the consolidated financial position and financial performance of TELUS for the three-month period ended March 31, 2016, and should be read together with TELUS’ March 31, 2016, condensed interim consolidated financial statements (subsequently referred to as the interim consolidated financial statements). The generally accepted accounting principles (GAAP) we use are the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our interim consolidated financial statements comply with IFRS-IASB and Canadian GAAP and have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Our use of the term IFRS in this MD&A is a reference to these standards. In our discussion, we also use certain non-GAAP financial measures, such as earnings before interest, income taxes, depreciation and amortization (EBITDA), to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures in Section 11.1. All amounts are in Canadian dollars, unless otherwise specified.

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This MD&A and the interim consolidated financial statements were reviewed by TELUS’ Audit Committee and authorized by the Board of Directors for issuance on May 5, 2016.

1.2 The environment in which we operate

Economic growth

We currently estimate that economic growth in Canada will be approximately 1.4% in 2016 and approximately 2.0% in 2017, based on a composite of estimates from Canadian banks and other sources. For our incumbent local exchange carrier (ILEC) provinces in Western Canada, we estimate that economic growth in British Columbia will be approximately 2.5% in both 2016 and 2017, and that economic growth (contraction) in Alberta will be in the range of (1.0) to (1.5)% in 2016 and approximately 1.6% in 2017, in part due to low oil prices. The Bank of Canada’s April 2016 Monetary Policy Report estimated economic growth for Canada at 1.7% in 2016 and 2.3% in 2017. In respect of the national unemployment rate, Statistics Canada’s Labour Force Survey reported a rate of 7.1% for March 2016 (7.1% reported for December 2015 and 6.8% reported for March 2015).

Regulatory developments

There were a number of regulatory developments in the first quarter of 2016. See Section 10.1 Regulatory matters.

1.3 Consolidated highlights

Investment in TELUS International (Cda.) Inc. (TI)

Subsequent to March 31, 2016, we reached an agreement with Baring Private Equity Asia, an Asian-based investment firm which advises funds that manage over $13 billion (U.S.$10 billion) in assets, for it to acquire a 35% non-controlling interest in TI, a global provider of customer service, IT and business process outsourcing services. The agreement values TI at $1.2 billion. Through this collaboration, TI is well positioned to leverage Baring Private Equity Asia’s deep Asian markets presence and worldwide experience, and tap into its global network in order to further expand TI’s operations. In addition, this transaction will allow us to direct substantial capital to investments throughout Canada, including the expansion of our fibre-optic network to more communities, our advanced wireless network and the support of healthcare. We will retain majority ownership and control of TI and we do not expect significant changes in the support we provide to TI, including services such as facilities, network, IT, branding and media support. In connection with the transaction, we have also arranged an incremental $425 million in bank financing, which is secured by assets of TI and its subsidiaries, expires in 2021 and is non-recourse to TELUS Corporation. Through this transaction and the incremental debt within TI, we expect to monetize approximately $600 million to TELUS. The agreement is subject to customary closing conditions.

Multi-year dividend growth program

On May 5, 2016, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7 to 10% from 2017 through to the end of 2019. This announcement further extends our dividend program originally announced in May 2011 and initially extended in May 2013. Notwithstanding this target, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial situation and outlook on a quarterly basis. Our long-term dividend payout ratio guideline is 65 to 75% of prospective net earnings. There can be no assurance that we will maintain a dividend growth program through 2019. See Section 4.3 Liquidity and capital resources.

Share purchase program

On May 5, 2016, we announced our intention to renew our normal course issuer bid (NCIB) program in each year of the next three years in order to permit purchases for up to $250 million in each such calendar year. This announcement extends our share purchase program originally announced in May 2013. There can be no assurance that we will complete our 2016 NCIB or that we will renew and complete our NCIB program in each of the next three years as these decisions depend on the assessment and determination of our Board from time to time on the basis of the Company’s financial position and outlook. See Section 4.3 Liquidity and capital resources.

Consolidated highlights

Three-month periods ended March 31 ($ millions, unless noted otherwise)	2016	2015	Change
Consolidated statements of income
Operating revenues	3,108	3,028	2.6%
Operating income	640	679	(5.7)%
Income before income taxes	517	562	(8.0)%
Net income	378	415	(9.1)%

Earnings per share (EPS) ($)
Basic EPS	0.64	0.68	(6.8)%
Adjusted basic EPS[1]	0.70	0.70	—%
Diluted	0.64	0.68	(6.7)%
Dividends declared per Common Share ($)	0.44	0.40	10.0%

Basic weighted-average Common Shares outstanding (millions)	593	608	(2.5)%
Consolidated statements of cash flows
Cash provided by operating activities	563	718	(21.6)%

Cash used by investing activities	(660)	(926)	(28.7)%
Capital expenditures (excluding spectrum licences)[2]	(618)	(635)	(2.7)%

Cash provided by financing activities	352	1,727	(79.6)%
Other highlights
Subscriber connections[3] (thousands)	12,443	12,260	1.5%
EBITDA[1]	1,140	1,135	0.4%
Restructuring and other costs included in EBITDA[1]	48	17	182.4%
EBITDA — excluding restructuring and other costs[1]	1,188	1,152	3.1%
EBITDA — excluding restructuring and other costs margin[4] (%)	38.2	38.0	0.2	pts.
Free cash flow[1]	108	271	(60.1)%
Net debt to EBITDA — excluding restructuring and other costs[1] (times)	2.74	2.30	0.44

Notations used in MD&A: n/m — Not meaningful; pts. — Percentage points.

(1)         Non-GAAP and other financial measures. See Section 11.1.

(2)         Capital expenditures (excluding spectrum licences) include assets purchased, but not yet paid for, and consequently differ from cash payments for capital assets, excluding spectrum licences, on the interim consolidated statements of cash flows.

(3)         The sum of active wireless subscribers, residential network access lines (NALs), high-speed Internet access subscribers and TELUS TV subscribers (Optik TV™ and TELUS Satellite TV® subscribers), measured at the end of the respective periods based on information in billing and other systems. Our January 1, 2015, opening reported subscriber balance has been retrospectively adjusted to exclude 1,613,000 business NALs due to its diminishing relevance as a key performance indicator. In addition, subsequent to a review of our subscriber base, our 2016 opening postpaid wireless subscriber base was reduced by 45,000 and our 2016 opening high-speed Internet subscriber base was increased by 21,000.

(4)         EBITDA — excluding restructuring and other costs, as a percentage of operating revenues.

Operating highlights

•                  Consolidated operating revenues increased year over year by $80 million in the first quarter of 2016, reflecting year-over-year growth in wireless external revenue of $30 million or 1.8% and wireline external revenue of $50 million or 3.7%.

Wireless network revenue grew year over year by $38 million or 2.5% from growth in our wireless subscriber base of 1.2% over 12 months and growth in our blended average revenue per subscriber unit per month (ARPU) of $0.74 or 1.2% over the first quarter of 2015. Wireless equipment revenue declined year over year by $8 million or 6.4% from lower gross additions and retention volumes, and lower Black’s Photography sales from the closure of stores in August 2015, partly offset by higher-priced smartphones in the sales mix. See Section 5.4 Wireless segment.

Wireline data service and equipment revenues grew year over year by $90 million or 10% from: i) growth in business process outsourcing revenues; ii) increased Internet and enhanced data revenues, reflecting growth in our subscriber base of 6.7% over 12 months and higher revenue per subscriber; iii) increased TELUS TV revenues, reflecting growth in our subscriber base of 8.4% over 12 months; and iv) growth in TELUS Health revenues. Other wireline service and equipment revenues increased year over year by $2 million or 3.6% mainly from higher amortization of deferred developer fees. Partly offsetting this growth is the ongoing decline in legacy wireline voice revenue of $34 million or 8.9% from technological substitution and continued competitive pressures, as well as a decline in other operating revenue of $8 million or 53%. See Section 5.5 Wireline segment.

•                  At March 31, 2016, our total subscriber connections were 12.4 million, reflecting an increase of 183,000 subscribers during the 12-month period ended March 31, 2016. This reflects 12-month increases in wireless subscribers of 1.2%, TELUS TV subscribers of 8.4% and high-speed Internet subscribers of 6.7%, partly offset by a 6.2% decline in residential network access lines (NALs).

Our postpaid wireless subscriber net additions were 8,000 in the first quarter of 2016, a decrease of 29,000 from the first quarter of 2015, reflecting lower gross additions due to the economic slowdown, particularly in Alberta, increased competitive intensity, moderating growth in industry penetration and the effect of higher handset and rate plan prices on customer demand, as well as an increase in our postpaid subscriber churn rate. Our monthly postpaid subscriber churn rate was 0.97% in the first quarter of 2016, as compared to 0.91% in the first quarter of 2015. See Section 5.4 Wireless segment for additional details.

Our wireline subscriber net losses were 3,000 in the first quarter of 2016, as compared to net additions of 24,000 in the same period in 2015. Net additions of high-speed Internet subscribers were 12,000 in the first quarter of 2016, a year-over-year decrease of 11,000 driven by increased competitive intensity leading to a higher customer churn rate and lower loading in the quarter, and the impact of the economic slowdown on the business market, partly offset by expansion of our broadband footprint and the pull-through impact from the continued bundling with Optik TV. Net additions of TELUS TV subscribers were 11,000 in the first quarter of 2016, a year-over-year decrease of 10,000 reflecting a higher customer churn rate, lower gross loading and a decline in satellite subscribers as the effects of slower subscriber growth for paid TV services and increased competition, including over-the-top (OTT) services, were partly offset by expansion of our broadband footprint and increasing broadband speeds. Residential NAL losses were 26,000 in the first quarter of 2016, as compared to 20,000 in 2015, reflecting the ongoing trend of substitution to wireless and Internet-based services, as well as increased competition. See Section 5.5 Wireline segment for additional details.

•                  Consolidated EBITDA increased year over year by $5 million in the first quarter of 2016, reflecting growth in wireless network revenues and wireline data revenues; improvements in Internet, business process outsourcing, TV and TELUS Health margins; and executing on our operational efficiency initiatives, all of which were partly offset by higher restructuring and other costs, higher wireless retention costs and continued declines in legacy wireline voice revenues. EBITDA — excluding restructuring and other costs increased year over year by $36 million in the first quarter of 2016. See Section 5.4 Wireless segment and Section 5.5 Wireline segment for additional details.

•                  Operating income decreased year over year by $39 million in the first quarter of 2016, reflecting an increase in EBITDA noted above, which was more than offset by an increase in total depreciation and amortization expenses from a higher asset base and the impact of our continuing program of asset life studies.

•                  Income before income taxes decreased year over year by $45 million in the first quarter of 2016, reflecting lower operating income and an increase in financing costs. The increase in financing costs resulted from higher interest costs from the increase in average long-term debt outstanding and higher foreign exchange losses, partly offset by higher capitalized long-term debt interest costs and a lower weighted average cost of long-term debt.

•                  Income taxes decreased year over year by $8 million or 5.4% in the first quarter of 2016, reflecting lower income before income taxes noted above (see Section 5.3 Consolidated operations).

•                  Net income decreased year over year by $37 million in the first quarter of 2016, reflecting higher depreciation and amortization expenses, and higher financing costs, partly offset by growth in EBITDA and lower income tax expense.

•                  Basic earnings per share (basic EPS) decreased year over year by $0.04 in the first quarter of 2016. The reduction in the number of shares outstanding, as a result of our normal course issuer bid (NCIB) program, net of share option exercises, contributed positively by approximately $0.02 year over year in basic EPS. Excluding the effects of restructuring and other costs, basic EPS was consistent year over year in the first quarter of 2016.

Analysis of basic EPS

Three-month periods ended March 31 ($)	2016	2015	Change
Basic EPS	0.64	0.68	(0.04)
Add back (deduct):
Restructuring and other costs, after income taxes, per share	0.06	0.02	0.04
Adjusted basic EPS	0.70	0.70	—

•                  Dividends declared per Common Share were $0.44 in the first quarter of 2016, reflecting an increase of 10% from the first quarter of 2015, consistent with our multi-year dividend growth program described in Section 4.3. On May 4, 2016, the Board declared a second quarter dividend of $0.46 per share on the issued and outstanding Common Shares, payable on July 4, 2016, to shareholders of record at the close of business on June 10, 2016. The second quarter dividend reflects a cumulative increase of $0.04 per share or 9.5% from the $0.42 per share dividend declared one year earlier.

Liquidity and capital resource highlights

•                  Net debt to EBITDA — excluding restructuring and other costs was 2.74 times at March 31, 2016, up from 2.30 times at March 31, 2015, as the increase in net debt, primarily from the purchase of spectrum licences, was only partly offset by growth in EBITDA — excluding restructuring and other costs (see Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures).

•                  Cash provided by operating activities decreased year over year by $155 million in the first quarter of 2016. The decrease primarily reflected higher income tax payments and interest paid, partially offset by higher consolidated EBITDA and lower share-based compensation payments.

•                  Cash used by investing activities decreased year over year by $266 million in the first quarter of 2016, mainly due to a deposit in March 2015 for spectrum licences purchased during the AWS-3 auction concluded in the first quarter of 2015. Capital expenditures — excluding spectrum licences decreased year over year by $17 million in the first quarter of 2016, mainly due to lower spending on the deployment of spectrum, partly offset by our continued focus on investing in our broadband infrastructure, including connecting more homes and businesses directly to our fibre-optic network.

•                  Cash provided by financing activities decreased year over year by $1.38 billion in the first quarter of 2016, primarily due to a March 2015 debt offering of $1.75 billion in senior unsecured notes, partly offset by higher issuances of commercial paper in the first quarter of 2016 (see Section 7.4 Cash provided by financing activities).

•                 Free cash flow was $108 million in the first quarter of 2016, a year-over-year decrease of $163 million, reflecting higher income taxes paid, interest paid and restructuring disbursements, partly offset by lower share-based compensation payments.

2.              Core business and strategy

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of this MD&A.

Our core business was described in our 2015 annual MD&A. The following are business updates grouped under our strategic imperatives.

Focusing relentlessly on growth markets of data, IP and wireless

External wireless revenues and wireline data revenues totalled $2.7 billion in the first three months of 2016, up by $120 million or 4.7% from the same period in 2015, while wireline voice and other revenues and wireline Other operating income totalled $413 million in the first quarter of 2016, down $40 million or 8.8% from the same period in 2015. Combined wireless revenues and wireline data revenues represented 87% of TELUS’ consolidated revenues for the first three months of 2016, as compared to 85% in the same period in 2015.

Providing integrated solutions that differentiate TELUS from our competitors

On March 1, 2016, we launched new Lite basic TV plans on both our Optik and satellite TV services, offering another choice to customers looking for smaller basic channel services. These new plans, as well as our existing offers of small theme packs, are in harmony with the Canadian Radio-television and Telecommunications Commission’s (CRTC’s) goal to make greater choice available to our TV customers and provide more freedom for Canadian viewers to subscribe to the channels they really want to watch. Even prior to the commencement of the CRTC’s consultation to amend the television regulatory framework in 2014, we began focusing on providing television services that more closely reflect customer demand, as opposed to larger programming packages with higher aggregate prices.

Building national capabilities across data, IP, voice and wireless

In May 2016, we completed a spectrum licence assignment and rationalization agreement with Xplornet Communications Inc., a Canadian-based broadband Internet provider. In the agreement, we transferred 3500 MHz fixed wireless access spectrum licences in secondary and tertiary regions, as well as monetary consideration, in exchange for Xplornet’s 2300 MHz spectrum licences in similar regions. The associated spectrum licence transfer application was approved by Innovation, Science and Economic Development Canada (ISED) on April 21, 2016. This spectrum exchange will allow for more robust mobile and fixed wireless broadband access for Canadians, as each party in the transaction can more effectively utilize these licences within their networks. The 2300 MHz spectrum has a robust ecosystem of network infrastructure and devices, and will complement TELUS’ existing 2300 MHz spectrum holdings in Montreal, Quebec City and key markets in Western Canada, giving us spectrum in this band in nearly every market.

Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on core business

In February 2016, we partnered with Microsoft and Avanade, a leading global provider of innovative digital business and technology services in the Microsoft ecosystem, to offer Skype for Business. Powered by TELUS, Skype for Business offers a full suite of enterprise-grade communications and collaboration tools that includes voice and video calls, instant messaging and online meetings. This service is delivered as a fully managed private cloud solution from our network of intelligent Internet data centres located across Canada, and is available through a single interface on nearly any device.

In March 2016, the Canada Green Building Council awarded the TELUS Garden™ office tower with leadership in energy and environmental design (LEED) platinum certification. This is the highest LEED rating a building can receive and reinforces our commitment to technological innovation and environmental stewardship. In partnership with Westbank Projects Corp., the one-million-square foot TELUS Garden development includes 450,000 square feet of office space, 65,000 square feet of retail space, and a residential tower currently being built to LEED gold standards.

Subsequent to March 31, 2016, we reached an agreement with Baring Private Equity Asia, an Asian-based investment firm which advises funds that manage over $13 billion (U.S.$10 billion) in assets, for it to acquire a 35% non-controlling interest in TELUS International (Cda.) Inc. (TI), a global provider of customer service, IT and business process outsourcing services. The agreement values TI at $1.2 billion. Through this collaboration, TI is well positioned to leverage Baring Private Equity Asia’s deep Asian markets presence and worldwide experience, and tap into its global network in order to further expand TI’s operations. In addition, this transaction will allow us to direct substantial capital to investments throughout Canada, including the expansion of our fibre-optic network to more communities, our advanced wireless network and the support of healthcare. We will retain majority ownership and control of TI and we do not expect significant changes in the support we provide to TI, including services such as facilities, network, IT, branding and media support. In connection with the transaction, we have also arranged an incremental $425 million in bank financing, which is secured by assets of TI and its subsidiaries, expires in 2021 and is non-recourse to TELUS Corporation. Through this transaction and the incremental debt within TI, we expect to monetize approximately $600 million to TELUS. The agreement is subject to customary closing conditions.

Going to market as one team under a common brand, executing a single strategy

Our top corporate priority is putting customers first as we strive to consistently deliver exceptional client experiences and become the most recommended company in the markets we serve. In March 2016, the Commissioner for Complaints for Telecommunications Services (CCTS) issued its mid-year report and, once again, TELUS received the lowest customer complaints of the national carriers and Koodo received the lowest customer complaints of the national flanker brands. TELUS, Koodo and Public Mobile received 6.8%, 2.3% and 0.6% of the total customer complaints submitted to the CCTS, respectively, or 9.7% of total customer complaints, in aggregate, when we have approximately 28.5% of Canadian wireless customers.

3.              Corporate priorities for 2016

Our corporate priorities for 2016 were listed in our 2015 annual MD&A.

4.              Capabilities

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of this MD&A.

4.1 Principal markets addressed and competition

For a full discussion of our principal markets and an overview of competition, please refer to Section 4.1 of our 2015 annual MD&A. On March 1, 2016, the Western Canada-based cable-TV company, Shaw Communications Inc., announced the completion of its acquisition of Wind Mobile Corp. for $1.6 billion, effectively making Shaw the fourth wireless carrier in B.C., Alberta and Ontario. It also provides Shaw with the opportunity to develop a converged wireless and wireline network in B.C. and Alberta.

On May 2, 2016, BCE Inc. announced that it had entered into a definitive agreement to acquire all issued and outstanding common shares of Manitoba Telecom Services Inc. (MTS) for approximately $3.1 billion and assume outstanding net debt of approximately $0.8 billion. The agreement is subject to customary closing conditions, including court, shareholder and regulatory approvals, and is expected to close in late 2016 or early 2017. In addition, we announced an agreement in principle with BCE Inc. pursuant to which we will acquire approximately one-third of MTS’ postpaid wireless subscribers and be assigned one-third of MTS’ dealer locations in Manitoba, dependent on the successful completion of BCE Inc.’s acquisition of MTS.

4.2 Operational resources

For a discussion of our Operational resources, please refer to Section 4.2 of our 2015 annual MD&A. The following discussion reflects changes that have occurred since the filing date of our 2015 annual MD&A.

Wireless segment

In the first quarter of 2016, we continued to deliver leading customer churn on a national basis. Our monthly postpaid churn rate was 0.97% in the first quarter of 2016, representing the 10th quarter in the past 11 quarters that our postpaid churn rate was below 1%, despite increasing competitive pressures from the coterminous expirations of two-year and three-year contracts commencing in June 2015. Blended churn of 1.26% in the first quarter of 2016 represented our lowest first quarter churn rate since we became a national carrier 16 years ago. This further exemplifies the success of our differentiated customers first culture, our ongoing focus on delivering outstanding customer service, coupled with attractive new products and services, and our retention programs.

During the first quarter of 2016, we continued our deployment of 700 MHz and 2500 MHz wireless spectrum licences acquired during Innovation, Science and Economic Development Canada’s (ISED) wireless spectrum auctions, which we have begun to operationalize for the benefit of our customers. Since the middle of 2013, we have invested more than $3.6 billion to acquire wireless spectrum licences in spectrum auctions and other transactions, which has more than doubled our national spectrum holdings, in support of our top corporate priority of putting customers first. Wireless data consumption has been increasing rapidly and we have responded by investing to extend the capacity of our network to support the additional data consumption and growth in our wireless customer base.

At March 31, 2016, our 4G LTE network covered nearly 97% of Canada’s population, up from 92% of the population covered at March 31, 2015. Furthermore, we continue to invest in our LTE advanced network roll-out, which covered nearly 50% of Canada’s population at March 31, 2016. Outside of LTE advanced and LTE coverage areas, the LTE devices we offer also operate on our HSPA+ network, which covered 99% of Canada’s population at March 31, 2016.

Wireline segment

We continue to invest in urban and rural communities with commitments to deliver broadband network capabilities to as many Canadians as possible. We are expanding our fibre footprint by connecting more homes and businesses directly to fibre. Our investment in fibre is analyzed on a community-by-community basis to ensure each project will generate appropriate economic returns. Throughout 2015 and 2016, we have made announcements regarding multi-billion dollar investments to bring our fibre-optic network to cities across B.C., Alberta and Eastern Quebec. We have also increased broadband Internet speeds, expanded our IP TV video-on-demand library and high-definition content, and enhanced marketing of data products and bundles. As well, we have continued to invest in our state-of-the art Internet data centres (IDCs), creating an advanced and regionally diverse computing infrastructure in Canada.

At March 31, 2016, our high-speed broadband coverage reached approximately 2.9 million households and businesses in B.C., Alberta and Eastern Quebec, including approximately 0.75 million homes and businesses covered by fibre-optic cable, which now provides these premises with immediate access to our gigabit-capable fibre-optic network.

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include Common Share equity (excluding Accumulated other comprehensive income), Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any associated hedging assets or liabilities, net of amounts recognized in Accumulated other comprehensive income), Cash and temporary investments, and securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our telecommunications infrastructure. To maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase shares for cancellation pursuant to our normal course issuer bids (NCIBs), issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital by utilizing a number of measures, including the net debt to EBITDA — excluding restructuring and other costs ratio and the dividend payout ratios. See definitions in Section 11.1.

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of Common Shares under our multi-year dividend growth program

•                  In May 2013, we announced an intention to target ongoing semi-annual dividend increases, with the annual increase in the range of circa 10% through to the end of 2016, extending the policy announced in May 2011. Furthermore, on May 5, 2016, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7 to 10% from 2017 through to the end of 2019. Notwithstanding this target, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial situation and outlook on a quarterly basis. Our long-term dividend payout ratio guideline is 65 to 75% of prospective net earnings. There can be no assurance that we will maintain a dividend growth program through 2019. See Caution regarding forward-looking statements — Ability to sustain our dividend growth program per annum through 2019.

•                  On May 4, 2016, a second quarter dividend of $0.46 per share was declared on our issued and outstanding common shares, payable on July 4, 2016, to shareholders of record at the close of business on June 10, 2016. The second quarter dividend for 2016 reflects a cumulative increase of $0.04 per share or 9.5% from the $0.42 per share dividend paid in July 2015.

Purchase Common Shares under our multi-year NCIB

•                  On September 11, 2015, we received approval from the Toronto Stock Exchange (TSX) for a new NCIB program (2016 NCIB) to purchase and cancel up to 16 million of our Common Shares with a value of up to $500 million over a 12-month period, commencing September 15, 2015. This represents the repurchase and cancellation of up to 2.7% of outstanding TELUS Common Shares prior to the commencement of the 2016 NCIB. Such purchases are made through the facilities of the TSX, the New York Stock Exchange (NYSE), alternative trading platforms or otherwise as may be permitted by applicable securities laws and regulations. The Common Shares will be purchased only when and if we consider it advisable. As of April 30, 2016, we have purchased approximately 7.7 million Common Shares for cancellation for $300 million under our 2016 NCIB, at an average price of $39.07 per share.

•                  We have also entered into an automatic share purchase plan (ASPP) with a broker for the purpose of permitting us to purchase our Common Shares under our NCIB program at times when we would not be permitted to trade in our shares, including regularly scheduled quarterly blackout periods. Such purchases will be determined by the broker in its sole discretion based on parameters that we established prior to any blackout period, in accordance with TSX rules and applicable securities laws. The ASPP has been approved by the TSX, was implemented on October 1, 2015 and may be implemented from time to time thereafter. All other purchases under the 2016 NCIB will be at the discretion of the Company.

•                  The 2016 NCIB represents the final year of our three-year share purchase program announced in May 2013. On May 5, 2016, we announced our intention to renew our NCIB program in each of the next three years in order to permit purchases for up to $250 million in each calendar year. There can be no assurance that we will complete our 2016 NCIB or that we will renew and complete our NCIB program in each of the next three years as the decisions depend on the assessment and determination of our Board from time to time on the basis of the Company’s financial position and outlook. See Caution regarding forward-looking statements — Ability to sustain and complete multi-year share purchase program through 2019.

Use proceeds from securitized trade receivables (Short-term borrowings), bank facilities, commercial paper and cash retained through dividend reinvestment, as needed, to supplement free cash flow and meet other cash requirements

•                  Our issued and outstanding commercial paper was $891 million at March 31, 2016, all of which was denominated in U.S. dollars (U.S.$686 million), compared to $256 million at December 31, 2015 and $519 million at March 31, 2015.

•                  Proceeds from securitized trade receivables were $100 million at March 31, 2016 (March 31 and December 31, 2015 — $100 million).

Maintain compliance with financial objectives

We comply with two of our four objectives:

•                  Maintain investment grade credit ratings in the range of BBB+ or the equivalent — On May 5, 2016, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range.

•                  Net debt to EBITDA — excluding restructuring and other costs ratio of 2.00 to 2.50 times — As at March 31, 2016, this ratio was outside of the range primarily due to the funding of spectrum licences acquired in ISED’s wireless spectrum auctions during 2014 and 2015. We will endeavour to return the ratio to within this objective range in the medium term, as we believe that this range is supportive of our long-term strategy. See Section 7.5 Liquidity and capital resource measures.

•                  Dividend payout ratio of 65 to 75% of net earnings on a prospective basis — The disclosed dividend payout ratio is a historical measure utilizing the last four quarters of dividends declared and earnings per share, and is presented for illustrative purposes in evaluating our target guideline. As at March 31, 2016, this historical ratio was outside the range primarily due to higher restructuring and other costs, in part from a reduction of 1,500 full-time equivalent positions announced in November 2015. See Section 7.5 Liquidity and capital resource measures.

•                  Generally maintain a minimum $1 billion in unutilized liquidity — As at March 31, 2016, our unutilized liquidity was greater than $1 billion. See Section 7.6 Credit facilities.

4.4 Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.              Discussion of operations

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of this MD&A.

5.1 General

Our operating segments and reportable segments are wireless and wireline. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our Chief Executive Officer (CEO) (the chief operating decision-maker).

5.2 Summary of consolidated quarterly results and trends

Summary of quarterly results

($ millions, except per share amounts)	2016 Q1	2015 Q4	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2
Operating revenues	3,108	3,217	3,155	3,102	3,028	3,128	3,028	2,951
Operating expenses
Goods and services purchased[1]	1,300	1,482	1,394	1,372	1,284	1,476	1,333	1,268
Employee benefits expense[1]	668	757	693	649	609	651	630	610
Depreciation and amortization	500	518	471	464	456	468	459	444
Total operating expenses	2,468	2,757	2,558	2,485	2,349	2,595	2,422	2,322
Operating income	640	460	597	617	679	533	606	629
Financing costs	123	114	106	110	117	115	124	115
Income before income taxes	517	346	491	507	562	418	482	514
Income taxes	139	85	126	166	147	106	127	133
Net income and Net income attributable to Common Shares	378	261	365	341	415	312	355	381
Net income per Common Share:
Basic earnings per share (Basic EPS)	0.64	0.44	0.61	0.56	0.68	0.51	0.58	0.62
Adjusted basic EPS[2]	0.70	0.54	0.66	0.66	0.70	0.53	0.64	0.63
Diluted	0.64	0.44	0.61	0.56	0.68	0.51	0.58	0.62
Dividends declared per Common Share	0.44	0.44	0.42	0.42	0.40	0.40	0.38	0.38
Additional information:
EBITDA[2]	1,140	978	1,068	1,081	1,135	1,001	1,065	1,073
Restructuring and other costs included in EBITDA[2]	48	99	51	59	17	26	30	11
EBITDA — excluding restructuring and other costs[2]	1,188	1,077	1,119	1,140	1,152	1,027	1,095	1,084
Cash provided by operating activities	563	863	1,018	943	718	917	1,037	855
Free cash flow[2]	108	197	310	300	271	337	219	210

(1)         Goods and services purchased and Employee benefits expense amounts include restructuring and other costs.

(2)         See Section 11.1 Non-GAAP and other financial measures.

Trends

The consolidated revenue trend continues to reflect year-over-year increases in: (i) wireless network revenues generated from moderating growth in the subscriber base due to the impacts of the economic slowdown, particularly in Alberta, slower growth in wireless postpaid market penetration, increased competitive intensity and higher handset and rate plan prices, as well as moderating growth in average revenue per subscriber unit per month (ARPU) driven by a larger proportion of higher-rate two-year plans in our subscriber base, a more favourable postpaid subscriber mix, and increases in data usage; (ii) wireless equipment revenue that has generally increased due to customer preference for higher-value smartphones and higher retention volumes, especially in 2015 as two-year and three-year customer contracts began to expire coterminously, partly offset by more customers on expired contracts delaying renewals in part due to increasing handset and rate plan costs; and (iii) growth in wireline data revenues, driven by business process outsourcing, Internet, enhanced data services, and TELUS TV and TELUS Health services. This growth was partially offset by the continued declines in wireless and wireline voice revenues.

The wireless data revenue growth trend is moderating as it is impacted by competitive pressures driving larger allotments of data provided in rate plans, including data sharing and international data roaming features and plans, and unlimited messaging rate plans, as well as customer reactions to increased frequency of real-time data usage notifications and offloading of data traffic from our wireless network to increasingly available Wi-Fi hotspots. We introduced two-year wireless rate plans in July 2013, which have impacted acquisition and retention trends, as well as data usage, as subscribers optimize unlimited talk and text and shared data plans. ARPU is expected to continue to increase over time, though at lower growth rates, as a result of the continued growth in data usage and the ongoing shift in our subscriber base towards higher-value postpaid customers. However, the level of ARPU is highly dependent on competition, the economic situation, consumer behaviour, government decisions, device selection and other factors, and, as a consequence, there cannot be any assurance that ARPU growth will continue to materialize.

Retention spending as a percentage of network revenue has increased year over year from 12.1% in the first quarter of 2015 to 13.5% in the first quarter of 2016, mainly from an increase in the sales mix of higher-subsidy smartphones. Due to the coterminous expiration of two-year and three-year contracts beginning on June 3, 2015, we have experienced a higher volume of contract renewals than previously experienced prior to June 3, 2015. We expect this trend to continue. We also expect to experience continuing pressure on our postpaid subscriber churn if increased competitive intensity continues, in part due to an increase in customers on expired contracts. Accordingly, our wireless segment historical operating results and trends prior to the coterminous expiration of two-year and three-year contracts may not be reflective of results and trends for future periods.

Historically, there has been significant third and fourth quarter seasonality due to higher wireless subscriber additions, an increase in related acquisition costs and equipment sales, and higher retention costs due to contract renewals. Typically, these impacts can also be more pronounced around popular device launches. Wireless EBITDA usually decreases sequentially from the third to the fourth quarter, due to seasonal loading volumes. However, with the coterminous expiration of two-year and three-year contracts commencing June 2015, this trend may vary from the past trend. Subscriber additions have typically been lowest in the first quarter. Historically, monthly wireless ARPU has experienced seasonal sequential increases in the second and third quarters, reflecting higher levels of usage and roaming in the spring and summer, followed by seasonal sequential declines in the fourth and first quarters. This seasonal effect on ARPU is expected to diminish in the future, as unlimited nationwide voice plans become more prevalent and chargeable usage and long distance spikes become less pronounced.

The trend of increasing wireline data revenue reflects growth in business process outsourcing supported by customer demand in all regions, growth in high-speed Internet and enhanced data services, including increases in usage and adoption of higher-speed services, the continuing but moderating expansion of our TELUS TV subscriber base (up 8.4% in the 12-month period ended March 31, 2016), growth in TELUS Health solutions and certain rate increases. Higher Internet service revenues are due to a larger high-speed Internet subscriber base (up 6.7% in the 12-month period ended March 31, 2016), bundling of offers with Optik TV service, expansion of our broadband network footprint, the introduction of usage-based billing and certain rate increases. A general trend of declining wireline voice revenues is due to competition from voice over IP (VoIP) service providers (including cable-TV competitors), resellers and facilities-based competitors, as well as technological substitution to wireless and IP-based services and applications, increased competition in the small and medium-sized business market, and the impact of the economic slowdown and associated customers’ re-sizing of services.

The trend in Goods and services purchased expense generally reflects increasing wireless equipment expenses associated with higher-value smartphones in the sales mix, higher non-labour restructuring and other costs mainly from real estate rationalization, and increasing wireless customer service, administrative, external labour and distribution channel expenses to support moderating growth in our subscriber base.

The trend in Employee benefits expense reflects increases in compensation and employee-related restructuring costs, as well as a higher number of employees to support increased business process outsourcing revenues, partly offset by a lower number of domestic employees in part due to the reduction of full-time equivalent (FTE) positions announced in November 2015 and higher capitalized labour costs associated with increased capital expenditures.

The general trend in Depreciation and amortization reflects increases due to growth in capital assets in support of the expansion of our broadband footprint and enhanced LTE network coverage, as well as adjustments related to our continuing program of asset life studies.

The general trend in Financing costs reflects an increase in long-term debt outstanding associated with significant investments in wireless spectrum licences acquired during wireless spectrum auctions in 2014 and 2015. Financing costs also include the Employee defined benefit plans net interest expense that has decreased for 2016, primarily due to the decrease in the defined benefit plan deficit at December 31, 2015, as compared to one year earlier, partly offset by an increase in the discount rate. Moreover, Financing costs are net of capitalized interest related to spectrum licences acquired during the wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), which we expect to deploy into our existing network in future periods (capitalized long-term debt interest is $17 million in the first quarter of 2016, as compared to $NIL in the first quarter of 2015 and $45 million during fiscal year 2015). Financing costs for the eight periods shown include varying amounts of foreign exchange gains or losses and varying amounts of interest income, including $20 million of interest income in the second quarter of 2015 resulting from the settlement of prior years’ income tax-related matters. In addition, Financing costs in the third quarter of 2014 included long-term debt prepayment premiums of approximately $13 million.

The trend in Net income reflects the items noted above, as well as non-cash adjustments arising from legislated income tax changes and adjustments recognized in the current period for income tax of prior periods, including any related after-tax interest on reassessments. The trend in basic EPS also reflects the impact of share purchases under our normal course issuer bid (NCIB) program.

The trend in Cash provided by operating activities reflects relatively flat consolidated EBITDA, higher restructuring and other costs disbursements, higher income tax payments in 2016, and increased interest payments related to our financing activities. The trend in free cash flow reflects the factors affecting Cash provided by operating activities, as well as increases in capital expenditures (excluding spectrum licences), but excludes the effects of certain changes in working capital, such as trade accounts receivable and trade accounts payable.

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our CEO (the chief operating decision-maker). We discuss the performance of our segments in Section 5.4 Wireless segment, Section 5.5 Wireline segment and capital expenditures in Section 7.3 Cash used by investing activities.

Operating revenues

Three-month periods ended March 31 ($ millions)	2016	2015	Change
Service	2,924	2,829	3.4%
Equipment	172	182	(5.5)%
Revenues arising from contracts with customers	3,096	3,011	2.8%
Other operating income	12	17	(29.4)%
	3,108	3,028	2.6%

•                  Service revenue increased year over year by $95 million in the first quarter of 2016. The increase reflects growth in the wireless subscriber base and wireless blended ARPU; increased wireline business process outsourcing revenue; higher wireline Internet and enhanced data revenue due to subscriber growth and higher revenue per customer; TELUS TV revenue growth from continued expansion of our subscriber base; and increased TELUS Health services revenues; all of which were partly offset by continuing declines in wireless and wireline voice revenues, as well as the impacts of the economic slowdown, particularly in Alberta.

•                  Equipment revenue decreased year over year by $10 million in the first quarter of 2016, reflecting a decline in wireless equipment revenue of $8 million from lower gross additions and retention volumes, as well as lower Black’s Photography revenue from the closure of stores in August 2015 and a decline in wireline equipment revenue of $2 million primarily from lower sales activity in the business market.

•                  Other operating income decreased year over year by $5 million in the first quarter of 2016, primarily from a decrease in amounts recognized from the regulatory price cap deferral account for provisioning broadband Internet services to eligible rural and remote communities, and an increase in the provision related to written put options in respect of non-controlling interests, partly offset by gains associated with the sale of redundant property, plant and equipment during the first quarter of 2016.

Operating expenses

Three-month periods ended March 31 ($ millions)	2016	2015	Change
Goods and services purchased	1,300	1,284	1.2%
Employee benefits expense	668	609	9.7%
Depreciation	385	347	11.0%
Amortization of intangible assets	115	109	5.5%
	2,468	2,349	5.1%

•                  Goods and services purchased increased year over year by $16 million in the first quarter of 2016. This reflects an increase in wireless subscriber retention costs to 13.5% of wireless network revenue (compared with 12.1% in the first quarter of 2015), as well as an increase in wireless customer service and distribution channel expenses, higher wireline network operating costs and advertising and promotional expenditures, net of a decrease in transit and termination costs, lower bad debt provisions and a decrease in non-labour restructuring and other costs.

•                  Employee benefits expense increased year over year by $59 million in the first quarter of 2016, mainly due to $39 million higher labour-related restructuring expenses largely from the reduction of FTE positions announced in November 2015, as well as inflationary compensation increases and growth in wireline salaries and wages reflecting a higher number of employees to support increased business process outsourcing revenues. This increase was partly offset by lower compensation and benefits costs from a lower number of domestic employees relating to operational efficiency initiatives, as well as lower defined benefit pension plan and share-based compensation expenses.

•                  Depreciation increased year over year by $38 million in the first quarter of 2016 due to growth in capital assets (such as the broadband network, the wireless LTE network and TELUS TV-related assets), as well as the impact of our continuing program of asset life studies.

•                  Amortization of intangible assets increased year over year by $6 million in the first quarter of 2016, reflecting growth in the intangible asset base, partially offset by software asset life adjustments arising from our continuing program of asset life studies.

Operating income

Three-month periods ended March 31 ($ millions)	2016	2015	Change
	640	679	(5.7)%

Operating income decreased year over year by $39 million in the first quarter of 2016, reflecting a decline in wireline EBITDA of $7 million due to higher labour-related restructuring costs (see Section 5.5) and increases in depreciation and amortization of $44 million discussed above, partly offset by growth in wireless EBITDA of $12 million (see Section 5.4). Year-over-year wireless EBITDA growth was lower primarily due to higher retention spend and labour-related restructuring costs.

Financing costs

Three-month periods ended March 31 ($ millions)	2016	2015	Change
Gross interest expenses	137	117	17.1%
Capitalized long-term debt interest	(17)	—	n/m
Employee defined benefit plans net interest	1	7	(85.7)%
Foreign exchange losses (gains)	2	(7)	128.6%
	123	117	5.1%

•                  Gross interest expenses, excluding capitalized long-term debt interest, increased year over year by $20 million in the first quarter of 2016, primarily due to the increase in average long-term debt balances outstanding arising mainly from the purchase of spectrum licences, partly offset by a reduction in the effective interest rate. As a result of financing activities over the past 12 months, our weighted average interest rate on long-term debt (excluding commercial paper) was 4.32% at March 31, 2016, as compared to 4.42% one year earlier. For additional details, see Long-term debt issues and repayments in Section 7.4.

•                  Capitalized long-term debt interest is in respect of debt incurred for the purchase of spectrum licences during spectrum auctions held by ISED, which we expect to deploy in our existing network in future periods. Capitalization of long-term debt interest will continue until substantially all of the activities necessary to prepare the spectrum for its intended use are complete; effectively when cell sites are ready to be put into service.

•                  Employee defined benefit plans net interest decreased by $6 million year over year in the first quarter of 2016, primarily due to the decrease in the defined benefit plan deficit at December 31, 2015, to $53 million, from $598 million one year earlier, partly offset by an increase in the discount rate.

•                  Foreign exchange losses (gains) fluctuate from period to period, resulting from currency hedges for the U.S. dollar.

Income taxes

Three-month periods ended March 31 ($ millions, except tax rates)	2016	2015	Change
Income tax computed at applicable statutory rates	137	148	(6.8)%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	1	—	n/m
Other	1	(1)	200.0%
Income taxes	139	147	(5.4)%
Income taxes computed at applicable statutory rates (%)	26.6	26.3	0.3	pts.
Effective tax rate (%)	26.9	26.2	0.7	pts.

Total income tax expense decreased by $8 million in the first quarter of 2016 when compared to the same period in 2015, primarily due to a decline in income before income taxes. Our effective tax rate increased to 26.9% in the first quarter of 2016 from 26.2% in the same period in 2015, primarily due to increases to the Alberta and New Brunswick provincial corporate tax rates thereby increasing the weighted average statutory income tax rate, as well as a $1 million non-cash adjustment to revalue deferred income tax liabilities for the New Brunswick tax rate change.

Comprehensive income

Three-month periods ended March 31 ($ millions)	2016	2015	Change
Net income	378	415	(9.1)%
Other comprehensive income (loss) (net of income taxes):
Items that may be subsequently reclassified to income	(14)	3	n/m
Item never subsequently reclassified to income — Employee defined benefit plans re-measurements	(77)	237	(132.5)%
Comprehensive income	287	655	(56.2)%

Comprehensive income decreased by $368 million in the first quarter of 2016 when compared to the same period in 2015, primarily due to decreases in employee defined benefit plan re-measurement amounts and a decline in Net income. Items that may be subsequently reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges, foreign currency translation adjustments arising from translating financial statements of foreign operations, and changes in the unrealized fair value of available-for-sale investments.

5.4 Wireless segment

Wireless operating indicators

At March 31	2016	2015	Change
Subscribers (000s):
Postpaid[1]	7,315	7,145	2.4%
Prepaid	1,072	1,144	(6.3)%
Total	8,387	8,289	1.2%
Postpaid proportion of subscriber base (%)	87.2	86.2	1.0	pts.
HSPA+ population coverage[2] (millions)	35.7	35.6	0.3%
LTE population coverage[2] (millions)	35.0	33.1	5.7%

Periods ended March 31	2016	2015	Change
Subscriber gross additions (000s):
Postpaid	212	223	(4.9)%
Prepaid	79	104	(24.0)%
Total	291	327	(11.0)%
Subscriber net additions (losses) (000s):
Postpaid	8	37	(78.4)%
Prepaid	(33)	(29)	(13.8)%
Total	(25)	8	n/m
Blended ARPU, per month[3] ($)	63.08	62.34	1.2%
Churn, per month[3] (%)
Blended	1.26	1.28	(0.02	) pts.
Postpaid	0.97	0.91	0.06	pts.
Cost of acquisition (COA) per gross subscriber addition[3] ($)	435	392	11.0%
Retention spend to network revenue[3] (%)	13.5	12.1	1.4	pts.
Retention volume[3] (000s)	466	485	(3.9)%

(1)         Subsequent to a review of our subscriber base, our 2016 opening postpaid subscriber base was reduced by 45,000.

(2)         Including network access agreements with other Canadian carriers.

(3)         See Section 11.2 Operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

Operating revenues — Wireless segment

Three-month periods ended March 31 ($ in millions, except ratios)	2016	2015	Change
Network revenues	1,573	1,535	2.5%
Equipment and other	129	137	(5.8)%
External operating revenues	1,702	1,672	1.8%
Intersegment network revenue	14	14	—%
Total operating revenues	1,716	1,686	1.8%
Data revenue to network revenues (%)	56	53	3	pts.

Network revenues from external customers increased year over year by $38 million in the first quarter of 2016. Data network revenue increased year over year by 8.3% in the first quarter of 2016, reflecting growth in the subscriber base, a larger proportion of higher-rate two-year plans in the revenue mix, a more favourable postpaid subscriber mix, and higher data usage from the continued adoption of smartphones and other data-centric wireless devices, as well as greater use of applications and the expansion of our LTE network coverage. Voice network revenue decreased year over year by 4.2% in the first quarter of 2016 due to the increased adoption of unlimited nationwide voice plans and continued but moderating substitution to data services.

•                  Monthly blended ARPU was $63.08 in the first quarter of 2016, reflecting an increase of $0.74 from the first quarter of 2015, primarily due to the effects of higher-rate two-year plans, a more favourable postpaid subscriber mix and growth in data usage. This increase was partly offset by continued declines in voice revenue and the effects of higher data allotments in our service plans, increased frequency of customer data usage notifications and the economic slowdown, particularly in Alberta.

•                  Gross subscriber additions were 291,000 in the first quarter of 2016, reflecting a decrease in additions of 36,000 from the first quarter of 2015. Postpaid gross additions were 212,000 in the first quarter of 2016, down 11,000 from the first quarter of 2015. The declines in subscriber additions were due to the economic slowdown, particularly in Alberta, moderating growth in postpaid market penetration, higher competitive intensity and the effects of higher handset and rate plan prices on customer demand. Prepaid gross additions were 79,000 in the first quarter of 2016, reflecting a decrease in additions of 25,000 from the comparable period in 2015, mainly from increased competitive intensity and our focused marketing efforts on higher-value loading.

•                  Net subscriber losses were 25,000 in the first quarter of 2016, compared to net subscriber additions of 8,000 from the same period in 2015, reflecting a year-over-year decline of 33,000 due to lower gross additions, partly offset by an improvement in the blended monthly churn rate. Postpaid net additions were 8,000 in the first quarter of 2016, down 29,000 from the first quarter of 2015 due to the factors affecting gross subscriber additions described above, as well as an increase in our postpaid churn rate to 0.97%. Prepaid subscribers decreased by 33,000 in the first quarter of 2016, as compared to a decrease of 29,000 in the same period of 2015. Prepaid losses reflect conversions to postpaid services, increased competition for prepaid services and our focused marketing efforts on higher-value loading.

•                  Our average monthly postpaid subscriber churn rate was 0.97% in the first quarter of 2016, as compared to 0.91% in the first quarter of 2015. Our blended monthly subscriber churn rate was 1.26% in the first quarter of 2016, as compared to 1.28% in the same period of 2015. The year-over-year increase in postpaid subscriber churn rate during the quarter was primarily due to increased competitive intensity in part from the simultaneous expiration of two-year and three-year customer contracts starting in June 2015, as well as the effects of the economic slowdown, particularly in Alberta. The year-over-year improvement in our blended subscriber churn rate was due to our increasing proportion of postpaid subscribers in our subscriber base and our continued focus on customers first initiatives, our clear and simple approach and retention programs, partly offset by the factors affecting postpaid subscriber churn described above.

Equipment and other revenues decreased year over year by $8 million in the first quarter of 2016, mainly due to lower gross additions and retention volumes, as well as lower Black’s Photography revenue from the closure of stores in August 2015, partly offset by higher-value smartphones in the sales mix and gains associated with the sale of redundant property, plant and equipment during the first quarter of 2016.

Intersegment revenue in the wireless segment represents network services provided to the wireline segment. Such revenues are eliminated upon consolidation along with the associated expenses.

Operating expenses — Wireless segment

Three-month periods ended March 31 ($ in millions)	2016	2015	Change
Goods and services purchased:
Equipment sales expenses	363	348	4.3%
Network operating expenses	185	184	0.5%
Marketing expenses	91	90	1.1%
Other [1]	155	158	(1.9)%
Employee benefits expense[1]	166	162	2.5%
Total operating expenses	960	942	1.9%

(1) Includes restructuring and other costs. See Section 11.1 Non-GAAP and other financial measures.

Equipment sales expenses increased year over year by $15 million in the first quarter of 2016, reflecting an increase in higher-value smartphones in the sales mix and increasing handset costs, partly offset by lower gross additions and retention volumes, and lower cost of sales from the closure of Black’s Photography stores in August 2015.

•                  Retention costs as a percentage of network revenue were 13.5% in the first quarter of 2016, as compared to 12.1% in the first quarter of 2015. The increase was driven by higher per-unit subsidy costs due to a continued preference for higher-value smartphones, increased competitive intensity and lower device upgrade fees, partly offset by lower retention volumes.

•                  COA per gross subscriber addition was $435 in the first quarter of 2016, an increase of $43 from the comparable period in 2015, mainly due to an increase in per-unit subsidy costs reflecting increased competitive intensity and a greater proportion of higher-value smartphones in the sales mix, as well as higher advertising and promotional costs.

Network operating expenses were relatively flat year over year in the first quarter of 2016, primarily due to higher maintenance costs offset by ongoing operational efficiencies.

Marketing expenses were relatively flat year over year in the first quarter of 2016, primarily due to an increase in advertising and promotions expenses, offset by lower commission expenses driven by lower gross additions and retention volumes.

Other goods and services purchased decreased year over year by $3 million in the first quarter of 2016, reflecting a decline in administrative costs from operational efficiencies, lower bad debt provisions and lower non-labour restructuring and other costs, partly offset by the expansion of our distribution channels and increases in external labour costs.

Employee benefits expense increased year over year by $4 million in the first quarter of 2016, reflecting $8 million higher labour-related restructuring costs from efficiency initiatives, inflationary compensation increases and lower capitalized labour costs, partly offset by lower salaries and wages driven by a reduction in FTEs from our ongoing operational efficiency initiatives and lower share-based compensation expenses.

EBITDA — Wireless segment

Three-month periods ended March 31 ($ millions, except margins)	2016	2015	Change
EBITDA	756	744	1.5%
Restructuring and other costs included in EBITDA	9	6	50.0%
EBITDA — excluding restructuring and other costs	765	750	2.0%
EBITDA margin (%)	44.1	44.1	—	pts.
EBITDA margin — excluding restructuring and other costs (%)	44.6	44.5	0.1	pts.

Wireless EBITDA increased by $12 million in the first quarter of 2016 when compared to the same period in 2015. Wireless EBITDA — excluding restructuring and other costs increased year over year by $15 million, reflecting network revenue growth driven by a larger customer base and higher ARPU, as well as ongoing operational efficiency initiatives, partly offset by higher retention spend and increased external labour and distribution channel expenses.

5.5 Wireline segment

Wireline operating indicators

At March 31 (000s)	2016	2015	Change
Subscriber connections:
High-speed Internet subscribers[1]	1,599	1,498	6.7%
TELUS TV subscribers	1,016	937	8.4%
Residential network access lines (NALs)	1,441	1,536	(6.2)%

Total wireline subscriber connections[1]	4,056	3,971	2.1%

Three-month periods ended March 31 (000s)	2016	2015	Change
Subscriber net additions (losses):
High-speed Internet	12	23	(47.8)%
TELUS TV	11	21	(47.6)%
Residential NALs	(26)	(20)	(30.0)%
Total wireline subscriber connections net additions(losses)	(3)	24	(112.5)%

(1)         Effective December 31, 2015, business NALs have been removed from the reported subscriber base due to its diminishing relevance as a key performance indicator, and as such our January 1, 2015, opening reported subscriber balance has been retrospectively adjusted to exclude 1,613,000 business NALs. In addition, subsequent to a review of our subscriber base, our 2016 opening high-speed Internet subscriber base was increased by 21,000.

Operating revenues — Wireline segment

Three-month periods ended March 31 ($ in millions)	2016	2015	Change
Data service and equipment	993	903	10.0%
Voice service	348	382	(8.9)%
Other services and equipment	58	56	3.6%
Revenues arising from contracts with customers	1,399	1,341	4.3%
Other operating income	7	15	(53.3)%
External operating revenues	1,406	1,356	3.7%
Intersegment revenue	47	43	9.3%
Total operating revenues	1,453	1,399	3.9%

•                  Data service and equipment revenues increased year over year by $90 million, primarily due to: (i) growth in business process outsourcing revenues; (ii) increased Internet and enhanced data service revenues resulting from a 6.7% increase in our high-speed Internet subscribers over 12 months, higher revenue per customer from upgrades to faster Internet speeds and larger usage rate Internet plans, subscribers coming off of promotional offers, the introduction of usage-based billing and certain rate increases; (iii) increased TELUS TV revenues resulting from an 8.4% subscriber growth over 12 months; and (iv) increased TELUS Health revenues.

•                  Voice service revenues decreased year over year by $34 million in the first quarter of 2016. The decrease reflects the ongoing decline in legacy revenues from technological substitution, increased competition, greater use of inclusive long distance plans and lower long distance minutes of use, partially offset by certain rate increases. We experienced a 6.2% decline in residential NALs in the 12-month period ended March 31, 2016.

•                  Wireline subscriber connections net losses were 3,000 in the first quarter of 2016, as compared to net additions of 24,000 from the comparable period in 2015.

•                  Net additions of high-speed Internet subscribers were 12,000 in the first quarter of 2016, down 11,000 from the first quarter of 2015, as a result of increased competitive intensity leading to a higher customer churn rate and lower gross loading in the quarter, and the impact of the economic slowdown on the business market, partly offset by the continued expansion of our high-speed broadband footprint in urban and rural communities, as well as the pull-through impact from the continued adoption of Optik TV. Net additions of TELUS TV subscribers were 11,000 in the first quarter of 2016, down 10,000 from additions in the same period in 2015, reflecting a higher customer churn rate, lower gross loading and a decline in satellite subscribers as the effects of slower subscriber growth for paid TV services and increased competitive intensity, including over-the-top (OTT) services, were partly offset by ongoing expansion of our addressable high-speed broadband footprint and increasing broadband speeds. Continued focus on expanding our addressable high-speed Internet and Optik TV footprint, connecting more homes and business directly to fibre, and bundling these services together, resulted in combined Internet and TV subscriber growth of 180,000 or 7.4% over the last 12 months.

•                  Residential NAL losses of 26,000 in the first quarter of 2016, as compared to 20,000 NAL losses in the first quarter of 2015, reflecting the ongoing trend of substitution to wireless and Internet-based services, as well as increased competition, partially mitigated by the success of our bundled service offerings and our customers first initiatives.

•                  Other services and equipment increased year over year by $2 million in the first quarter of 2016, primarily reflecting the amortization of deferred developer fees, partly offset by declines in voice equipment sales.

Other operating income decreased year over year by $8 million in the first quarter of 2016 as a result of a decrease in amounts recognized from the regulatory price cap deferral account for provisioning broadband Internet services to eligible rural and remote communities, as well as an increase in the provision related to written put options in respect of non-controlling interests.

Intersegment revenue represents services provided to the wireless segment. Such revenue is eliminated upon consolidation along with the associated expenses.

Operating expenses — Wireline segment

Three-month periods ended March 31 ($ millions)	2016	2015	Change
Goods and services purchased[1]	567	561	1.1%
Employee benefits expense[1]	502	447	12.3%
Total operating expenses	1,069	1,008	6.1%

(1)           Includes restructuring and other costs. See Section 11.1 Non-GAAP and other financial measures

•                  Goods and services purchased increased year over year by $6 million in the first quarter of 2016, reflecting increased network operating, external labour and administrative costs to support our growing subscriber base, and higher advertising and promotional expenses. The growth in Goods and services purchased was partially offset by a decrease in transit and termination costs and a decline in non-labour restructuring and other costs.

•                  Employee benefits expense increased year over year by $55 million in the first quarter of 2016, primarily due to $31 million higher labour-related restructuring costs from efficiency initiatives, growth in the number of TELUS International employees to support increased business process outsourcing revenue and inflationary compensation increases, partially offset by lower compensation and benefits costs from lower domestic employees in part due to the reduction of FTE positions announced in November 2015, as well as lower defined benefit pension plan and share-based compensation expenses.

EBITDA — Wireline segment

Three-month periods ended March 31 ($ millions, except margins)	2016	2015	Change
EBITDA	384	391	(1.9)%
Restructuring and other costs included in EBITDA	39	11	n/m
EBITDA — excluding restructuring and other costs	423	402	5.1%
EBITDA margin (%)	26.4	27.9	(1.5	)pts.
EBITDA — excluding restructuring and other costs margin (%)	29.1	28.7	0.4	pts.

Wireline EBITDA decreased year over year by $7 million in the first quarter of 2016, primarily from higher labour-related restructuring and other costs and continued declines in legacy voice services, partly offset by growth in data service and equipment revenues. EBITDA — excluding restructuring and other costs increased year over year by 5.1%, as compared to a revenue increase of 3.9%, reflecting improving margins in data services, including Internet, business process outsourcing services, TELUS TV, and TELUS Health services, as well as execution on cost efficiency programs.

6.              Changes in financial position

Financial position at:	Mar. 31	Dec. 31
($ millions)	2016	2015		Change	Change includes:
Current assets
Cash and temporary investments, net	478	223	255	n/m	See Section 7 Liquidity and capital resources
Accounts receivable	1,361	1,428	(67)	(5)%	Receipt of vendor credits and a decrease in days outstanding in wireless receivables, offset by an increase in operating revenues and an increase in days outstanding in wireline receivables
Income and other taxes receivable	8	1	7	n/m	Reflects movement of a receivable from income and other taxes payable
Inventories	341	360	(19)	(5)%	A decrease in the number of wireless handsets and accessories, partly offset by an increase in the average unit costs resulting from a higher-value mix of smartphones
Prepaid expenses	325	213	112	53%	Prepayment of statutory employee benefits, annual wireless licence fees and maintenance contracts net of amortization
Real estate joint venture advances	74	66	8	12%	Advances made to the TELUS Garden real estate joint venture
Derivative assets	7	40	(33)	(83)%	Decrease in U.S. currency hedging items, partly offset by an increase in restricted share units.
Current liabilities
Short-term borrowings	100	100	—	—%	See Section 7.7 Sale of trade receivables
Accounts payable and accrued liabilities	1,823	1,990	(167)	(8)%	Decrease in payroll and other employee-related liabilities and the timing of accounts payable
Income and other taxes payable	9	108	(99)	(92)%	Decrease is due to the final tax payment for the 2015 taxation year made in the first quarter of 2016
Dividends payable	261	263	(2)	(1)%	A reduction in shares outstanding as a result of our normal course issuer bid (NCIB) program
Advance billings and customer deposits	758	760	(2)	—%	Decrease arising from a lower number of wireless handsets shipped to external distribution channels, partly offset by increased customer deposits
Provisions	173	197	(24)	(12)%	Primarily employee-related restructuring disbursements in excess of associated expenses
Current maturities of long-term debt	2,189	856	1,333	n/m

Amounts reclassified from long-term debt relating to the upcoming maturity of $700 million of our 4.95% Notes, Series CD in March 2017, as well as an increase in outstanding commercial paper of $635 million

Current derivative liabilities	35	2	33	n/m	An increase from U.S. currency hedging items.
Working capital (Current assets subtracting Current liabilities)	(2,754)	(1,945)	(809)	(42)%

Working capital decreased primarily as a result of the increase in Current maturities of long-term debt, partially offset by an increase in Cash and temporary investments and a decrease in Accounts payable and accrued liabilities.

Financial position at:	Mar. 31	Dec. 31
($ millions)	2016	2015		Change	Change includes:
Non-current assets
Property, plant and equipment, net	9,800	9,736	64	1%	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3
Intangible assets, net	10,047	9,985	62	1%	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3
Goodwill, net	3,761	3,761	—	—%	—
Other long-term assets	515	593	(78)	(13)%	A decrease in pension and post-retirement assets resulting from negative returns on plan assets, partly offset by contributions.
Non-current liabilities
Provisions	421	433	(12)	(3)%	A portion of restructuring costs classified as current and an increase in asset retirement obligations arising from interest accretion
Long-term debt	10,487	11,182	(695)	(6)%	See Section 7.4 Cash provided by financing activities for a discussion of our financing activities
Other long-term liabilities	710	688	22	3%	An increase in pension and post-retirement plan deficits resulting from negative returns on plan assets, net of contributions, and an increase in the accrual for share-based compensation
Deferred income taxes	2,093	2,155	(62)	(3)%	Deferred income tax recovery, including a decrease in temporary differences for employee defined benefit plan re-measurements recorded in Other comprehensive income.
Owners’ equity
Common equity	7,658	7,672	(14)	—%	Net income of $378 million, net of Other comprehensive loss of $91 million, dividend declarations of $261 million and share purchase activity under our NCIB program of $40 million.

7.              Liquidity and capital resources

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of this MD&A.

7.1 Overview

Our capital structure financial policies, financing plan and report on financing and capital structure management plans are described in Section 4.3.

Cash flows

Three-month periods ended March 31 ($ millions)	2016	2015	Change
Cash provided by operating activities	563	718	(21.6)%
Cash used by investing activities	(660)	(926)	(28.7)%
Cash provided by financing activities	352	1,727	(79.6)%
Increase in Cash and temporary investments, net	255	1,519	(83.2)%
Cash and temporary investments, net, beginning of period	223	60	n/m
Cash and temporary investments, net, end of period	478	1,579	(69.7)%

7.2 Cash provided by operating activities

Cash provided by operating activities decreased year over year by $155 million in the first quarter of 2016.

Analysis of changes in cash provided by operating activities

($ millions)	First quarter
Cash provided by operating activities, three-month period ended March 31, 2015	718
Year-over-year changes:
Higher EBITDA (see Section 5.4 Wireless segment and Section 5.5 Wireline segment)	5
Lower share-based compensation cash outflows, net of expense	39
Lower employer contributions to defined benefits plans, net of expense	(4)
Higher restructuring disbursements, net of restructuring costs	(21)
Higher interest paid	(38)
Higher income taxes paid, net of recoveries received	(158)
Other operating working capital changes	22
Cash provided by operating activities, three-month period ended March 31, 2016	563

•                  Share-based compensation payment, net of expenses decreased year over year due to fewer restricted stock units vesting in the first quarter of 2016.

•                  Interest paid increased in the first quarter of 2016, mainly due to the increase in average long-term debt outstanding, partly offset by a lower weighted average cost of long-term debt.

•                  Income taxes paid, net of refunds received, increased in the first quarter of 2016, mainly reflecting a higher final income tax payment for the 2015 income tax year than was required in the first quarter of 2015 for the 2014 income tax year.

7.3 Cash used by investing activities

Cash used by investing activities decreased year over year by $266 million in the first quarter of 2016 and included the following:

•                  A year-over-year increase of $33 million in Cash payments for capital assets (excluding spectrum licences) in the first quarter of 2016. This was composed of:

•                  A year-over-year decrease of $17 million in capital expenditures in the first quarter of 2016 (see table and discussion below).

•                  Higher capital expenditure payments with respect to payment timing differences as Accounts payable and accrued liabilities decreased year over year by $50 million in the first quarter of 2016.

•                  In the first quarter of 2016, cash payments for spectrum licences were $NIL. Comparatively, in the first quarter of 2015 we paid a deposit of $302 million for the AWS-3 spectrum licences acquired in Innovation, Science and Economic Development Canada’s (ISED) March 2015 auction. The balance of $1,209 million for these spectrum licences was paid in April 2015.

•                  Advances and contributions to the real estate joint ventures, net of receipts, in the amount of $12 million in the first quarter of 2016 (first quarter of 2015 was $7 million), primarily reflecting advances under construction credit facilities commensurate with construction progress.

Capital expenditure measures

Three-month periods ended March 31 ($ millions, except capital intensity)	2016	2015	Change
Capital expenditures excluding spectrum licences[1]
Wireless segment	180	248	(27.4)%
Wireline segment	438	387	13.2%
Consolidated	618	635	(2.7)%
Wireless segment capital intensity (%)	10	15	(5	)pts.
Wireline segment capital intensity (%)	30	28	2	pts.
Consolidated capital intensity[2] (%)	20	21	(1	)pt.

(1)              Capital expenditures include assets purchased, but not yet paid for, and therefore differ from Cash payments for capital assets, as presented on the interim consolidated statements of cash flows.

(2)              See calculation and description in Section 11.1 Non-GAAP and other financial measures.

Wireless segment capital expenditures decreased year over year by $68 million in the first quarter of 2016, due to lower spending on the deployment of spectrum. During the first three months of 2016, we continued our deployment of the 700MHz spectrum and the 2500MHz spectrum, as well as continued to invest in system and network resiliency and reliability in support of our ongoing customers first initiatives and to ready the network and systems for future retirement of legacy assets. Wireless segment capital intensity of 10% in the first quarter of 2016 was down from 15% in the same period in 2015.

Wireline segment capital expenditures increased year over year by $51 million in the first quarter of 2016, due to continued investment in our wireline broadband infrastructure, including connecting more homes and businesses directly to our fibre-optic network. This investment supports our high-speed Internet and Optik TV subscriber growth, as well as customers’ demand for faster Internet speeds, and extends the reach and functionality of our healthcare solutions. We also continued to make investments in system and network resiliency and reliability. Wireline segment capital intensity was 30% in the first quarter of 2016, up from 28% in the same period in 2015.

7.4 Cash provided by financing activities

Net cash provided by financing activities was $352 million in the first quarter of 2016, as compared to $1.7 billion net cash provided by financing activities in the same period in 2015. Financing activities included the following:

Dividends paid to the holders of Common Shares

Dividends paid to the holders of Common Shares totalled $263 million in the first quarter of 2016, an increase of $19 million from the first quarter of 2015. The increase reflects higher dividend rates under our dividend growth program (see Section 4.3), partially offset by lower outstanding shares resulting from shares purchased and cancelled under our NCIB program. Subsequent to March 31, 2016, we paid dividends of $261 million to the holders of Common Shares in April 2016.

Purchase of Common Shares for cancellation

In the first quarter of 2016, we purchased approximately 1 million shares under our NCIB program. See Section 4.3 for details of our planned multi-year share purchase program.

Normal course issuer bid in 2016

Period	Common Shares purchased and cancelled (millions)	Average purchase price per share ($)	Purchase costs ($ millions)	Increase (decrease) in Accounts payable ($ millions)	Cash outflow ($ millions)
First quarter	1	37.77	50	(10)	60

Short-term borrowings

Short-term borrowings are composed primarily of amounts advanced to us from an arm’s-length securitization trust pursuant to the transfer of receivables securitization transactions (see Section 7.7 Sale of trade receivables). Proceeds were $100 million at March 31, 2016, consistent with the balance at March 31, 2015.

Long-term debt issues and repayments

Long-term debt issues, net of repayments, were $675 million in the first quarter of 2016, which was primarily from an increase in commercial paper during the first quarter of 2016 from $256 million at December 31, 2015, to $891 million at March 31, 2016, all of which were denominated in U.S. dollars (U.S. $686 million).

In comparison, Long-term debt issues, net of repayments, in the first quarter of 2015 were $2.1 billion and were composed of:

•                  A March 24, 2015, public issue of $1.75 billion in senior unsecured notes in three series: a $250 million offering at 1.50% due March 27, 2018, a $1.0 billion offering at 2.35% due March 28, 2022, and a $500 million offering at 4.40% due January 29, 2046. The net proceeds were used to fund a portion of the $1.5 billion purchase price of the wireless spectrum licences acquired in the March 2015 AWS-3 spectrum auction and the remainder was used for general corporate purposes.

•                  An increase in commercial paper by $389 million.

Our average term to maturity of long-term debt (excluding commercial paper) has decreased to approximately 10.8 years at March 31, 2016, compared to approximately 11.1 years at March 31, 2015. Additionally, our weighted average cost of long-term debt (excluding commercial paper) was 4.32% at March 31, 2016, as compared to 4.42% at March 31, 2015.

7.5 Liquidity and capital resource measures

Net debt was $12.4 billion at March 31, 2016, an increase of $2.4 billion when compared to one year earlier, resulting from incremental debt issued (primarily for the acquisition of 2500 MHz spectrum in August 2015), as well as a decrease in Cash and temporary investments, in part from the final payment of $1.2 billion in April 2015 related to the acquisition of AWS-3 spectrum licences.

Fixed-rate debt as a proportion of total indebtedness was 92% at March 31, 2016, down from 95% one year earlier, due to an increase in commercial paper, which emulates floating-rate debt.

Net debt to EBITDA — excluding restructuring and other costs ratio was 2.74 times for the 12-month period ended March 31, 2016, up from 2.30 times one year earlier. Our long-term objective for this measure is within a range of 2.00 to 2.50 times, which we believe is consistent with maintaining investment grade credit ratings in the range of BBB+, or the equivalent, and providing reasonable access to capital. As at March 31, 2016, this ratio was outside of the long-term objective range due to the issuance of incremental debt primarily for the acquisition of spectrum licences, which were auctioned in unprecedented amounts and in atypical concentrations during 2014 and 2015, partly offset by growth in EBITDA — excluding restructuring and other costs. These acquired licences have more than doubled our national spectrum holdings and represent an investment to extend our network capacity to support continuing data consumption growth, as well as growth in our wireless customer base. We will endeavour to return this ratio to within the objective range in the medium term, as we believe that this range is supportive of our long-term strategy. While this ratio exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Section 7.6 Credit facilities).

Liquidity and capital resource measures

As at, or 12-month periods ended, March 31	2016	2015	Change
Components of debt and coverage ratios[1] ($ millions)
Net debt	12,374	10,011	(2,363)
EBITDA — excluding restructuring and other costs	4,524	4,358	166
Net interest cost	494	462	32
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	92	95	(3	)pts.
Average term to maturity of long-term debt (excluding commercial paper) (years)	10.8	11.1	(0.3)
Net debt to EBITDA — excluding restructuring and other costs[1] (times)	2.74	2.30	0.44
Coverage ratios[1] (times)
Earnings coverage	4.6	5.2	(0.6)
EBITDA — excluding restructuring and other costs interest coverage	9.2	9.4	(0.2)
Other measures (%)
Dividend payout ratio of adjusted net earnings[1,2]	76	65	11	pts.
Dividend payout ratio[1,2]	76	65	11	pts.

(1)                                 See Section 11.1 Non-GAAP and other financial measures.

(2)                                 For the 12-month period ended March 31, 2016, the numerator period has been aligned with the denominator period; the comparative amounts have been restated. (See Section 11.1.)

Earnings coverage ratio for the 12-month period ended March 31, 2016, was 4.6 times, down from 5.2 times one year earlier. Higher borrowing costs reduced the ratio by 0.5, while a decline in income before borrowing costs and income taxes reduced the ratio by 0.1.

EBITDA — excluding restructuring and other costs interest coverage ratio for the 12-month period ended March 31, 2016, was 9.2 times, down from 9.4 times one year earlier. An increase in net interest costs reduced the ratio by 0.6, while growth in EBITDA — excluding restructuring and other costs increased the ratio by 0.4. See Section 7.6 Credit facilities.

Dividend payout ratios: Actual dividend payout decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook, as well as our long-term dividend payout ratio guideline of 65 to 75% of prospective net earnings. The disclosed basic and adjusted dividend payout ratios are historical measures utilizing the last four quarters of dividends declared and earnings per share, and are presented for illustrative purposes in evaluating our target guideline. The basic and adjusted dividend payout ratios for the 12-month period ended March 31, 2016, were not within the target range primarily due to increased restructuring and other costs largely from a reduction of full-time equivalent (FTE) positions announced in November 2015. Illustrating the effects of increased restructuring and other costs, if such costs had been entirely excluded, the adjusted payout ratio would have been 67% for the 12-month period ending March 31, 2016, as compared to 62% for the same period in 2015.

7.6 Credit facilities

At March 31, 2016, we had available liquidity of $1.4 billion from unutilized credit facilities and $128 million available from uncommitted letters of credit facilities, as well as $400 million available under our trade receivables securitization program (see Section 7.7). This adheres to our objective of generally maintaining at least $1.0 billion of available liquidity.

Revolving credit facility

We have a $2.25 billion (or U.S. dollar equivalent) revolving credit facility with a syndicate of 15 financial institutions that was renewed in the second quarter of 2014 and expires on May 31, 2019. The revolving credit facility is used for general corporate purposes, including the backstop of commercial paper, as required.

TELUS credit and other bank credit facilities at March 31, 2016

($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility[1]	May 31, 2019	2,250	—	—	891	1,359

(1)              Canadian dollars or U.S. dollar equivalent.

Our revolving credit facility contains customary covenants, including a requirement that we not permit our consolidated leverage ratio to exceed 4.00 to 1.00 and that we not permit our consolidated coverage ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2.00 to 1.00, at the end of any financial quarter. Our consolidated leverage ratio was approximately 2.74 to 1.00 as at March 31, 2016, and our consolidated coverage ratio was approximately 9.16 to 1.00 as at March 31, 2016, and these ratios are expected to remain well above the covenants. There are certain minor differences in the calculation of the leverage ratio and coverage ratio under the revolving credit facility, as compared with the calculation of Net debt to EBITDA — excluding restructuring and other costs and EBITDA — excluding restructuring and other costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation, if any, of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating. Subsequent to March 31, 2016, the credit facility was renewed with the expiry date being extended to May 31, 2021.

Commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving credit facility, enabling us to issue commercial paper up to a maximum aggregate amount of $1.4 billion at March 31, 2016, including a U.S. dollar denominated commercial paper program for up to U.S. $1.0 billion within this maximum aggregate amount. The commercial paper program is to be used for general corporate purposes, including but not limited to capital expenditures and investments. Our ability to reasonably access the commercial paper market in Canada and the U.S. is dependent on our credit ratings (see Section 7.8 Credit ratings).

Other letter of credit facilities

At March 31, 2016, we had $209 million of letters of credit outstanding (December 31, 2015 - $202 million), issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed bank credit facility. Available liquidity under various uncommitted letters of credit facilities was $128 million at March 31, 2016.

7.7 Sale of trade receivables

TELUS Communications Inc., a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which it is able to sell an interest in certain trade receivables for an amount up to a maximum of $500 million. As at March 31, 2016, the agreement provided available liquidity of $400 million. Subsequent to March 31, 2016, the securitization agreement was renewed, extending the term of the agreement until December 31, 2018. (See Note 19 of the interim consolidated financial statements.) Sales of trade receivables in securitization transactions are recognized as collateralized Short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TELUS Communications Inc. is required to maintain at least a BB credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down prior to the end of the term. The necessary credit rating was exceeded as of May 5, 2016.

7.8 Credit ratings

There were no changes to our investment grade credit ratings as of May 5, 2016.

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments and the nature of certain risks that they may be subject to were described in Section 7.9 of our 2015 MD&A.

Liquidity risk

As a component of our capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, we manage liquidity risk and, therefore, our ability to meet current and future working capital requirements by: maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs; maintaining bilateral bank facilities and a syndicated credit facility (see Section 7.6 Credit facilities); maintaining an agreement to sell trade receivables to an arm’s-length securitization trust; maintaining a commercial paper program; maintaining an in-effect shelf prospectus; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

On March 29, 2016, we filed a shelf prospectus, in effect until April 2018, pursuant to which we may offer up to $3.0 billion of long-term debt or equity securities. As of the date of this MD&A, we have not issued any debt or equity securities against the shelf prospectus. The preceding shelf prospectus, in effect until to December 2016, was subsequently terminated.

At March 31, 2016, we had available liquidity of $1.4 billion from unutilized credit facilities and $128 million from uncommitted letters of credit facilities (see Section 7.6 Credit facilities), as well as $400 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables). This adheres to our objective of generally maintaining at least $1 billion of available liquidity. We also had $478 million in cash and temporary investments at March 31, 2016. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

Commitments and contingent liabilities

Purchase obligations

As at March 31, 2016, our contractual commitments related to the acquisition of property, plant and equipment were $363 million through to December 31, 2017, as compared to $326 million over a period ending December 31, 2017, reported in our 2015 annual report, primarily driven by the increase in commitments related to broadband expansion.

Indemnification obligations

At March 31, 2016, we had no liability recorded in respect of indemnification obligations.

Claims and lawsuits

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, numerous other wireless carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories, procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items disclosed in Note 23(a) of the interim consolidated financial statements.

7.10 Outstanding share information

Outstanding shares (millions)	March 31, 2016	April 30, 2016
Common Shares	593	593
Common Share options — all exercisable	2	2

7.11 Transactions between related parties

Investments in significant controlled entities

As at March 31, 2016, TELUS Corporation controlled 100% of the equity of TELUS Communications Inc., which, in turn, ultimately controlled 100% of the equity of TELUS Communications Company and TELE-MOBILE COMPANY. This is unchanged from December 31, 2015.

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities. They consist of our Board of Directors and our Executive Leadership Team. Total compensation expense amounts for key management personnel were $16 million in the first quarter of 2016, as compared to $11 million in the first quarter of 2015. See Note 24(a) of the interim consolidated financial statements for additional detail.

Transactions with defined benefit pension plans

We made employer contributions to defined benefit pension plans as shown in the table in Section 7.2. We also provided management and administrative services to our defined benefit pension plans. Charges for these services were on a cost recovery basis and were immaterial.

Transactions with real estate joint ventures

In the first quarter of 2016, we had transactions with real estate joint ventures, which are related parties to us, as set out in Note 18 of our interim consolidated financial statements. In regard to the TELUS Garden real estate joint venture, commitments and contingent liabilities include construction-related contractual commitments through to 2016 (approximately $24 million at March 31, 2016) and construction credit facilities ($136 million with two Canadian financial institutions as 50% lender and TELUS as 50% lender). As at March 31, 2016, the proportion of space leased in the TELUS Garden office tower was approximately 98%.

For the TELUS Sky™ real estate joint venture, commitments and contingent liabilities include construction-related contractual commitments through to 2018 (approximately $135 million at March 31, 2016) and construction credit facilities ($342 million with three Canadian financial institutions as 66-2/3% lender and TELUS as 33-1/3% lender).

8.              Accounting matters

8.1 Critical accounting estimates

Our significant accounting policies are described in Note 1 of the Consolidated financial statements dated December 31, 2015. Our critical accounting estimates and significant judgments are described in Section 8.1 of our 2015 annual MD&A. The preparation of financial statements in conformity with IFRS-IASB requires us to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are generally discussed with the Audit Committee each quarter.

8.2 Accounting policy developments

The following are updates to Section 8.2 Accounting policy developments in our 2015 annual MD&A. See Note 2 of the interim consolidated financial statements for additional details.

Amendments to IAS 7, Statement of Cash Flows: In January 2016, the International Accounting Standards Board released Amendments to IAS 7, Statement of Cash Flows as a part of their Disclosure Initiative. The amendments are required to be applied for years beginning on or after January 1, 2017, however we have currently applied them, as set out in Note 25(c) of the interim consolidated financial statements, and such application had no effect on our financial performance or disclosure.

Annual Improvements to IFRSs 2012-2014 Cycle: In September 2014, the International Accounting Standards Board released Annual Improvements to IFRSs 2012-2014 Cycle, which are required to be applied for years beginning on or after January 1, 2016, and such application had no effect on our financial performance or disclosure.

9.              Update to assumptions

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of this MD&A.

The assumptions for our 2016 outlook, as described in Section 9 General trends, outlook and assumptions of our 2015 annual MD&A, remain the same, except as updated below.

•                  Our revised estimate for economic growth in Canada is approximately 1.4% in 2016 (previously 1.7%). For our incumbent local exchange carrier (ILEC) provinces in Western Canada, we estimate that economic growth in British Columbia will be approximately 2.5% in 2016 (previously a range of 2.0 to 2.5%), and that economic contraction in Alberta will be in the range of (1.0) to (1.5)% in 2016 (previously a growth range of 0.5% to 1.0%).

10.       Risks and risk management

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of this MD&A. Our principal risks and uncertainties that could affect our future business results and our associated risk mitigation activities were described in our 2015 annual MD&A. Certain updates follow.

10.1 Regulatory matters

The following are updates to Section 10.4 Regulatory matters in our 2015 annual MD&A.

Our telecommunications, broadcasting and radiocommunications services are regulated under federal laws by the CRTC, the Minister of Innovation, Science and Economic Development Canada (ISED) and the Minister of Canadian Heritage. These laws and accompanying regulations relate to, among other matters, rates, terms and conditions for the provision of telecommunications services, licensing of broadcast services, licensing of spectrum and radio apparatus, and restrictions on ownership and control by non-Canadians. The outcome of regulatory proceedings, reviews, appeals, policy announcements, court cases and other developments could have a material impact on our operating procedures and profitability.

Radiocommunication licences and wireless roaming and tower sharing requirements

Policy changes in the 3500 MHz band

On August 19, 2014, ISED opened a consultation, and on December 18, 2014, issued Decisions Regarding Policy Changes in the 3500 MHz Band (3475 — 3650 MHz) and a New Licensing Process as a followup to its November 2013 Decisions Concerning the Renewal of 2300 MHz and 3500 MHz Licences. The Minister of ISED is reallocating spectrum in the 3500 MHz band to allow mobile services access to spectrum across the band. As part of this fundamental reallocation and following further consultation, all fixed-use wireless access systems will be subject to an eventual transition to a new flexible-use band plan. Until such time, all licences in the 3500 MHz band will remain fixed-only licences. On April 21, 2016, we received approval from ISED on our transfer application with Xplornet Communications Inc., requesting a spectrum swap of our 3500 MHz fixed wireless access spectrum licences in secondary and tertiary regions for Xplornet’s 2300 MHz spectrum licences in similar regions (see Section 2 Core business and strategy).

600 MHz spectrum repurposing decision released

On August 14, 2015, ISED published Decision on Repurposing the 600 MHz Band, SLPB-004-15. In its decision, ISED announced its intention to jointly repack the 600 MHz band in line with the United States, and adopt the mobile band plan arising from the Federal Communications Commission (FCC) incentive auction that began on March 29, 2016. It is expected that the Minister of ISED will consult on a licensing framework (including auction rules) in due course following the completion of the U.S. auction. An auction of 600 MHz spectrum in Canada is not expected before 2018 at the earliest. There is a risk that certain carriers may receive favourable treatment. TELUS will advocate strongly that all carriers should be treated equally at the auction.

Risk mitigation: We continue to strive to comply with all licence and renewal conditions and plan to participate in future wireless spectrum auctions. We have advocated for a level playing field in respect of spectrum auction rules, such that long-standing wireless companies like TELUS can bid on an equal footing with others for spectrum blocks available at auction or are able to purchase spectrum licences available for sale from entrants. Entrants are now part of established and well-financed groups and we will strongly advocate that preferential treatment is not required.

Regulatory and federal government reviews

The CRTC has held public proceedings to review, among other issues, wireline wholesale services (including the appropriateness of mandating competitor access to our FTTP facilities), wireless wholesale services and the regulatory framework relating to television broadcasting. It has also initiated a proceeding on basic telecommunications services (including the national contribution mechanism).

Wireless wholesale services review

On May 5, 2015, the CRTC issued its decision at the conclusion of its wireless wholesale services review. The main determination was that the CRTC will regulate the wholesale GSM-based domestic roaming rates that TELUS, Rogers and Bell charge new entrant wireless carriers. Proposed final tariff rates were filed by TELUS, Rogers and Bell on November 23, 2015, based on the CRTC’s Phase II costing approach. The CRTC is in the process of reviewing these tariff filings, with the announcement of the final rates expected in the latter part of 2016. While TELUS does not currently expect that the decision will have a material impact on its operations, the impact will be assessed once the final wholesale roaming rates have been approved.

In February 2016, the CRTC denied an appeal filed in August 2015 by the Canadian Network Operators Consortium Inc. (CNOC) asking the Commission to mandate wholesale services for mobile virtual network operators and to regulate rates for tower sharing.

Basic telecommunications services

On April 9, 2015, the CRTC issued Telecom Notice of Consultation CRTC 2015-134, announcing a two-phase proceeding to determine what telecommunications services (e.g. voice and broadband) are required by all Canadians in order to participate in the digital economy. In the first phase of the review, the CRTC gathered information to better understand which telecommunications services are being offered across Canada and whether any areas are underserved or unserved. In the second phase of the review, the CRTC conducted consultations to collect comments from Canadians regarding the issues identified. Following the second phase, a public hearing was held in April 2016. Among other things, the CRTC reviewed whether broadband Internet service should be a basic telecommunications service and whether there should be changes to the National Contribution Fund from which subsidies are provided for voice service in high-cost serving areas (and video relay service expected in 2016). While supportive of the inclusion of broadband service as a part of basic telecommunications service at a 5 Mbps download and 1 Mbps upload speed, TELUS opposes any new regulatory requirements pertaining to the provision or mandating of minimum quality of service indicators for broadband service and any new subsidies for broadband from the National Contribution Fund. We expect the Commission to issue a decision as a result of this proceeding by the fourth quarter of 2016, however, it is too early to determine what impact the outcome of this proceeding will have on TELUS.

Risk mitigation: We participated in the wireless wholesale services review proceeding to demonstrate that the wireless marketplace is competitive and there is no need for additional CRTC regulation in respect of wireless wholesale services, including roaming rates and rates for access to wireless towers and sites. We have filed Phase II cost studies to support a proposed tariff containing final wireless roaming rates that would be available to new wireless entrants.

We continue to participate in the basic telecommunications services review, opposing any new industry-funded subsidies for broadband or other services.

11.       Definitions and reconciliations

11.1 Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS and its segments, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure.

Adjusted basic earnings per share: This measure is used to evaluate performance at a consolidated level and excludes items that may distort the underlying trends in business performance. This measure should not be considered an alternative to Basic earnings per share in measuring TELUS’ performance. Items that may, in management’s view, obscure the underlying trends in business performance include significant gains or losses on real estate redevelopment partnerships, restructuring and other costs, long-term debt prepayment premiums, income-tax related adjustments and asset retirements related to restructuring activities (see Section 1.3).

Capital intensity: This measure is calculated as capital expenditures (excluding spectrum licences) divided by total operating revenues. This measure provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Dividend payout ratio: This is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as reported in the interim consolidated financial statements, divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years). Our policy guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 65 to 75% of net earnings on a prospective basis (see Section 7.5).

Calculation of Dividend payout ratio

Twelve-month periods ended March 31 ($)	2016	2015
Numerator — sum of the last four quarterly dividends declared per Common Share[1]	1.72	1.56
Denominator — Net income per Common Share	2.25	2.39
Ratio (%)	76	65

(1)         For the twelve-month periods ended March 31, 2016, the numerator period has been aligned with the denominator period; the comparative amounts have been restated.

Dividend payout ratio of adjusted net earnings: This measure is calculated as the historical ratio based on reported earnings per share adjusted to exclude income tax-related adjustments, long-term debt prepayment premiums and items adjusted for in EBITDA. Our policy guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 65 to 75% of net earnings on a prospective basis (see Section 7.5).

Calculation of Dividend payout ratio of adjusted net earnings

Twelve-month periods ended March 31 ($)	2016	2015
Numerator — sum of the last four quarterly dividends declared per Common Share[1]	1.72	1.56
Adjusted net earnings ($ millions):
Net income attributable to Common Shares	1,345	1,463
Add back long-term debt prepayment premium after income taxes	—	10
Add back net unfavourable (deduct net favourable) income tax-related adjustments	2	(6)
	1,347	1,467
Denominator — Adjusted net earnings per share	2.25	2.40
Adjusted ratio (%)	76	65

(1)         For the twelve-month periods ended March 31, 2016, the numerator period has been aligned with the denominator period; the comparative amounts have been restated.

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

Twelve-month periods ended March 31 ($ millions, except ratio)	2016	2015
Net income attributable to Common Shares	1,345	1,463
Income taxes	516	513
Borrowing costs (Interest on Long-term debt plus Interest on Short-term borrowings and other plus long-term debt prepayment premium, adding back capitalized interest)	523	465
Numerator	2,384	2,441
Denominator — Borrowing costs	523	465
Ratio (times)	4.6	5.2

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level and the contribution of our two segments. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We may also calculate an adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a valuation metric or that should not be included in an assessment of our ability to service or incur debt. In respect of the TELUS Garden residential real estate partnership, which is included in the wireless and wireline segments, we do not anticipate retaining an ownership interest in the TELUS Garden residential condominium following completion of construction. For the TELUS Garden residential real estate partnership, gains net of equity losses were $NIL in the first quarter of 2016 and 2015.

EBITDA reconciliation

Three-month periods ended March 31 ($ millions)	2016	2015
Net income	378	415
Financing costs	123	117
Income taxes	139	147
Depreciation	385	347
Amortization of intangible assets	115	109
EBITDA	1,140	1,135

EBITDA — excluding restructuring and other costs: We report this measure as a supplementary indicator of our operating performance. It is also utilized in the calculation of Net debt to EBITDA — excluding restructuring and other costs and EBITDA — excluding restructuring and other costs interest coverage.

Calculation of EBITDA — excluding restructuring and other costs

Three-month periods ended March 31 ($ millions)	2016	2015
EBITDA	1,140	1,135
Restructuring and other costs included in EBITDA	48	17
EBITDA — excluding restructuring and other costs	1,188	1,152

EBITDA — excluding restructuring and other costs interest coverage: This measure is defined as EBITDA —excluding restructuring and other costs, divided by Net interest cost, calculated on a 12-month trailing basis. This measure is similar to the coverage ratio covenant in our credit facilities (see Section 7.6).

Free cash flow: We report this measure as a supplementary indicator of our operating performance. It should not be considered an alternative to the measures in the interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

Three-month periods ended March 31 ($ millions)	2016	2015
EBITDA	1,140	1,135
Restructuring costs net of disbursements	(28)	(7)
Items from the interim consolidated statements of cash flows:
Share-based compensation	16	(23)
Net employee defined benefit plans expense	22	28
Employer contributions to employee defined benefit plans	(25)	(27)
Interest paid	(123)	(85)
Capital expenditures (excluding spectrum licences)	(618)	(635)
Other	(3)	—
Free cash flow before income taxes	381	386
Income taxes paid, net of refunds	(273)	(115)
Free cash flow	108	271

The following reconciles our definition of free cash flow with Cash provided by operating activities.

Free cash flow reconciliation with Cash provided by operating activities

Three-month periods ended March 31 ($ millions)	2016	2015
Free cash flow	108	271
Add (deduct):
Capital expenditures (excluding spectrum licences)	618	635
Adjustments to reconcile to Cash provided by operating activities	(163)	(188)
Cash provided by operating activities	563	718

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA — excluding restructuring and other costs ratio.

Calculation of Net debt

At March 31 ($ millions)	2016	2015
Long-term debt including current maturities	12,676	11,439
Debt issuance costs netted against long-term debt	50	51
Derivative liabilities, net	26	—
Cash and temporary investments	(478)	(1,579)
Short-term borrowings	100	100
Net debt	12,374	10,011

Net debt to EBITDA — excluding restructuring and other costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other costs. Our long-term policy guideline for this ratio is from 2.00 to 2.50 times. This measure is similar to the leverage ratio covenant in our credit facilities (see Section 7.6).

Net interest cost: This measure is the denominator in the calculation of EBITDA — excluding restructuring and other costs interest coverage. Net interest cost is defined as financing costs, excluding capitalized long-term debt interest, employee defined benefit plans net interest and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. No recoveries on redemption and repayment of debt were recorded in 2016 and 2015. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost. Net interest cost was $494 million in the 12-month period ended March 31, 2016, and $462 million in the 12-month period ended March 31, 2015.

Restructuring and other costs: With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models. We include incremental external costs incurred in connection with business acquisition or disposition activity, as well as litigation costs, in the context of significant losses and settlements, in other costs.

Components of Restructuring and other costs

Three-month periods ended March 31 ($ millions)	2016	2015
Goods and services purchased	4	12
Employee benefits expense	44	5
Restructuring and other costs included in EBITDA	48	17

11.2 Operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a wireless and wireline telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Average revenue per subscriber unit per month (ARPU) is calculated as network revenue divided by the average number of subscriber units on the network during the period and is expressed as a rate per month.

Churn per month is calculated as the number of subscriber units deactivated during a given period divided by the average number of subscriber units on the network during the period and is expressed as a rate per month. A TELUS, Koodo or Public Mobile brand prepaid subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Cost of acquisition (COA) consists of the total of the device subsidy (the device cost to TELUS less the initial charge to the customer), commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as the cost of acquisition divided by the gross subscriber activations during the period.

Retention spend to network revenue represents direct costs associated with marketing and promotional efforts (including device subsidies and commissions) aimed at the retention of the existing subscriber base, divided by network revenue.

Retention volume represents the number of subscriber units retained in the period through marketing and promotional efforts that result in client upgrades or contract renewals.

Wireless subscriber unit (subscriber) is defined as an active recurring revenue-generating unit (e.g. cellular phone, tablet or mobile Internet key) with a unique subscriber identifier (SIM or IMEI number) that has access to the wireless voice and/or data networks for communication. In addition, TELUS has a direct billing or support relationship with the user of each device. Subscriber units exclude machine-to-machine (M2M) devices (a subset of the Internet of Things), such as those used for asset tracking, remote control monitoring and meter readings, vending machines and wireless automated teller machines.

Wireline subscriber connection is defined as an active recurring revenue-generating unit that has access to stand-alone services, including Internet access, TELUS TV and residential network access lines (NALs). In addition, TELUS has a direct billing or support relationship with the user of each service. Reported subscriber units exclude business NALs as the impact of migrating from voice lines to IP services has led to business NAL losses without a similar decline in revenue, thus diminishing its relevance as a key performance indicator.

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

	Three months
Periods ended March 31 (millions except per share amounts)	2016	2015
OPERATING REVENUES
Service	$2,924	$2,829
Equipment	172	182
Revenues arising from contracts with customers	3,096	3,011
Other operating income	12	17
	3,108	3,028
OPERATING EXPENSES
Goods and services purchased	1,300	1,284
Employee benefits expense	668	609
Depreciation	385	347
Amortization of intangible assets	115	109
	2,468	2,349
OPERATING INCOME	640	679
Financing costs	123	117
INCOME BEFORE INCOME TAXES	517	562
Income taxes	139	147
NET INCOME	378	415
OTHER COMPREHENSIVE INCOME
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(10)	(4)
Foreign currency translation adjustment arising from translating financial statements of foreign operations	(4)	10
Change in unrealized fair value of available-for-sale financial assets	—	(3)
	(14)	3
Item never subsequently reclassified to income
Employee defined benefit plan re-measurements	(77)	237
	(91)	240
COMPREHENSIVE INCOME	$287	$655
NET INCOME PER COMMON SHARE
Basic	$0.64	$0.68
Diluted	$0.64	$0.68

TOTAL WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	593	608
Diluted	594	610

condensed interim consolidated statements of financial position	(unaudited)

As at (millions)	March 31, 2016	December 31, 2015
ASSETS
Current assets
Cash and temporary investments, net	$478	$223
Accounts receivable	1,361	1,428
Income and other taxes receivable	8	1
Inventories	341	360
Prepaid expenses	325	213
Real estate joint venture advances	74	66
Current derivative assets	7	40
	2,594	2,331
Non-current assets
Property, plant and equipment, net	9,800	9,736
Intangible assets, net	10,047	9,985
Goodwill, net	3,761	3,761
Other long-term assets	515	593
	24,123	24,075
	$26,717	$26,406

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	$100	$100
Accounts payable and accrued liabilities	1,823	1,990
Income and other taxes payable	9	108
Dividends payable	261	263
Advance billings and customer deposits	758	760
Provisions	173	197
Current maturities of long-term debt	2,189	856
Current derivative liabilities	35	2
	5,348	4,276
Non-current liabilities
Provisions	421	433
Long-term debt	10,487	11,182
Other long-term liabilities	710	688
Deferred income taxes	2,093	2,155
	13,711	14,458
Liabilities	19,059	18,734
Owners’ equity
Common equity	7,658	7,672
	$26,717	$26,406

condensed interim consolidated statements of cash flows	(unaudited)

	Three months
Periods ended March 31 (millions)	2016	2015
OPERATING ACTIVITIES
Net income	$378	$415
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	500	456
Deferred income taxes	(31)	(73)
Share-based compensation expense, net	16	(23)
Net employee defined benefit plans expense	22	28
Employer contributions to employee defined benefit plans	(25)	(27)
Other	4	(4)
Net change in non-cash operating working capital	(301)	(54)
Cash provided by operating activities	563	718
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	(646)	(613)
Cash payments for spectrum licences	—	(302)
Real estate joint ventures advances and contributions	(12)	(8)
Real estate joint venture receipts	—	1
Other	(2)	(4)
Cash used by investing activities	(660)	(926)
FINANCING ACTIVITIES
Dividends paid to holders of Common Shares	(263)	(244)
Purchase of Common Shares for cancellation	(60)	(156)
Long-term debt issued	1,246	2,847
Redemptions and repayment of long-term debt	(571)	(711)
Other	—	(9)
Cash provided by financing activities	352	1,727
CASH POSITION
Increase in cash and temporary investments, net	255	1,519
Cash and temporary investments, net, beginning of period	223	60
Cash and temporary investments, net, end of period	$478	$1,579
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid	$(123)	$(85)
Income taxes paid, net	$(273)	$(115)

segmented information	(unaudited)

Three-month periods ended	Wireless		Wireline		Eliminations		Consolidated
March 31 (millions)	2016	2015	2016	2015	2016	2015	2016	2015
Operating revenues
External revenue	$1,702	$1,672	$1,406	$1,356	$—	$—	$3,108	$3,028
Intersegment revenue	14	14	47	43	(61)	(57)	—	—
	$1,716	$1,686	$1,453	$1,399	$(61)	$(57)	$3,108	$3,028
EBITDA [1]	$756	$744	$384	$391	$—	$—	$1,140	$1,135
CAPEX, excluding spectrum licences [2]	$180	$248	$438	$387	$—	$—	$618	$635
					Operating revenues (above)		$3,108	$3,028
					Goods and services purchased		1,300	1,284
					Employee benefits expense		668	609
					EBITDA (above)		1,140	1,135
					Depreciation		385	347
					Amortization		115	109
					Operating income		640	679
					Financing costs		123	117
					Income before income taxes		$517	$562

(1)          Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

(2)          Total capital expenditures (CAPEX).